UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month June 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event dated June 5, 2019	3

2

x

Investor and Analyst Meeting North Carolina June 5-6, 2019

Disclaimer This document has been prepared by GRIFOLS, S.A. (GRIFOLS or the “Company”) exclusively for use during the Investor Day Presentation dated June 5-6, 2019. Therefore it cannot be disclosed or made public by any person or entity with an aim other than the one expressed above, without the prior written consent of the Company. The Company does not assume any liability for the content of this document if used for different purposes thereof. The information and any opinions or statements made in this document have neither been verified by independent third parties nor audited; therefore no express or implied warranty is made as to the impartiality, accuracy, completeness or correctness of the information or the opinions or statements expressed herein. Neither the Company, its subsidiaries nor any entity within the GRIFOLS group or any subsidiaries, the company’s advisors or representatives assume liability of any kind, whether for negligence or any other reason, for any damage or loss arising from any use of this document or its contents. Neither this document nor any part of it constitutes a contract, nor may it be used for incorporation into or construction of any contract or agreement. IMPORTANT INFORMATION This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This document contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including proforma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. Investor and Analyst Meeting 2019 l North Carolina 2

Investor and Analyst Meeting June 5-6, 2019 Investor and Analyst Meeting 2019 l North Carolina 1 June 5 – Clayton, NC June 5 – Clayton, NC June 6 – Raleigh, NC 7:30 Pick-up from recommended hotels 2:00-2:45 Novel Plasma Therapies Development T. Willis 7:30 Pick-up from recommended hotels 8:30-9:00 Registration and welcome 2:45-3:30 AMBAR: Grifols’ Alzheimer Trial A. Paez 8:30-9:30 R&D Tour 9:00-9:30 Introduction R. Grífols 3:30-4:00 Break 9:30-10:15 China: Facing the Opportunity A. Martinez 9:30-11:30 Commercial Strategies L. Morgan/J. Abelson/ C. Schroeder/R. Jagt 4:00-4:30 Q&A 10:15-10:45 Digital Innovation X. Sueiras 11:30-12:00 Break 4:30-5:00 Tour Introductions 10:45-11:15 Break 12:00-1:00 Industrial Capacity and Plasma Capabilities P. Allen/E. Herrero/D. Fleta 5:00-6:30 Site Tour: New Fractionation Building and Ebola plant 11:15-12:00 Financials A. Arroyo 1:00-2:00 Lunch 7:00 Dinner 12:00-12:30 Grifols: A Socially Responsible Company T. Rione 10:00 Back to recommended hotels 12:30-12:45 Closing V. Grífols Deu 12:45-1:15 Q&A 1:15 Lunch

A New Chapter of Success Continued Growth and Raimon Grífols Roura Co-CEO

A New Chapter of Continued Growth and Success OVER THE PAST TWO YEARS, EVERY DECISION HAS BEEN A BUILDING BLOCK THAT HAS PAVED OUR WAY INTO THE FUTURE... …WE BELIEVE EVERYTHING IS NOW IN PLACE, NOW IS A MATTER OF RIGHT EXECUTION… …TO ENSURE OUR CONTINUED GROWTH & SUCCESS Key priorities moving forward Corporate Focus areas Organization Talent Business expansion Business Investor and Analyst Meeting 2019 l North Carolina 5

A New Chapter of Continued Past Two Years Growth and Success OVER THE PAST TWO YEARS, EVERY DECISION HAS BEEN A BUILDING BLOCK THAT HAS PAVED OUR WAY INTO THE FUTURE... Organization Talent Business expansion Business Investor and Analyst Meeting 2019 l North Carolina 6

Grifols Today Over the Past Two Years, Every Decision We Made Has Been a Building Block Paving our Way into the Future ORGANIZATION TALENT • Governance •MB/EC •Strategy Board Corporate Functions •Strategy Office •Innovation Office Divisions: Bio Supplies Communication Department Data Protection Office • • +7,000 new employees Executed a successful succession plan coupled with selected external hiring Leadership Day Enhanced compensations & benefits plans Work-life balance measures Doubled down training & development • • • • • • • • Investor and Analyst Meeting 2019 l North Carolina 7

Grifols Today

Over the Past Two Years, Every Decision We Made Has Been a Building Block Paving our Way into the Future

	BUSINESS	BUSINESS EXPANSION	
Bioscience	• **Expansion** and **Diversification** of **Plasma** Sources • **Strengthen Industrial** Bioscience **operations** • **Albumin franchise**	• Alpha-1 Liquid • Fibrin Sealant / Thrombin • Alpha-1 genetic test • AMBAR Results • Albumin in liver disease	• Haema • Biotest • First EBOLA lot (dec'18) • GigaGen • Alkahest
Diagnostic	• **Acquisition of Hologic** to gain control over the value chain	• Hologic • Singulex	• Brasil Plant end construction • Eflexis
Hospital	• Execute **US focus** • **IV & Anticoagulant** (U.S.)	• MedKeeper • Kiro	• InclusIV
Across-the-Board	• **One Grifols** • **Continued CAPEX Investments** • **Bio Supplies** establishment	• Refinancing $6.3B and several BEI financings • Shanghai RAAS • Access Biologicals* • Vilajuiga	

*Part of Bio Supplies

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 8

Our Future Everything Is or Soon Will Be in Place • One Grifols control solutions: RAAS) plants Investor and Analyst Meeting 2019 l North Carolina 9 Now is just a matter of the right execution • People & talent • China (Shanghai • Expanding product portfolio of compounding InclusIV • Wide product portfolio • Leadership position • Vertical integration • New manufacturing • Plasma availability • AMBAR • Innovation • New manufacturing plants Across Hospital Diagnostic Bioscience

A New Chapter of Continued Growth and Success Our Future, a Matter of Having the Right Execution OVER THE PAST TWO YEARS, EVERY DECISION HAS BEEN A BUILDING BLOCK THAT HAS PAVED OUR WAY INTO THE FUTURE... …WE BELIEVE EVERYTHING IS NOW IN PLACE, NOW IS A MATTER OF RIGHT EXECUTION… …TO ENSURE OUR CONTINUED GROWTH & SUCCESS Key priorities moving forward Corporate Focus areas Organization Talent Business expansion Business Investor and Analyst Meeting 2019 l North Carolina 10

Corporate Strategy There Are a Set of Focus Areas in Which We Need to Focus Moving Forward Business Optimization Identify inefficiencies to improve productivity and optimize value Innovation Performance Leverage technological advancements to deliver innovative solutions and transformational breakthroughs Customer Centricity Enhance organization wide focus on meeting and exceeding customer needs to build sustainable, competitive advantage One Grifols Digital Talent Operate as one company and leverage on capabilities to unlock synergies Build digital capabilities to deliver better outcomes, explore new areas to play in and identify new sources of value Ensure that we have the right talent in the right roles and develop our people to strengthen and expand competencies Investor and Analyst Meeting 2019 l North Carolina 11 Focus areas

Commercial Improving the Strategies Health of People Around the World Lafmin Morgan Chief Commercial Officer

Grifols Today Global Presence With a Diversified Revenue Base Leading Position in Bioscience with a Growing Position in Diagnostic, Hospital and BioSupplies A leading producer of essential plasma-derived therapies worldwide A leader in transfusion medicine from donation to transfusion Advanced pharmacy specialty products for hospital use Promotes biological products for non-therapeutic use Investor and Analyst Meeting 2019 l North Carolina 13 Headquartered in Barcelona with more than 22,000 employees in 30 countries

Grifols Today Achieving Lasting Customer Success Investor and Analyst Meeting 2019 l North Carolina 14

Grifols Commercial Is Achieving Lasting Success Leadership and Successful Track Record • • • • • Talented team with proven ability to execute and overcome obstacles Strong market fundamentals across business lines Long-term benefit accruing from One Grifols customer focus Planned launches building on strong foundation for future growth Continued growth through geographical expansion Investor and Analyst Meeting 2019 l North Carolina 15

Successful Track Record Demonstrated Ability to Successfully Build on Growth Investor and Analyst Meeting 2019 l North Carolina 16 Grifols has generated growth by offering timely, relevant solutions to customers •Expanding our customer base •Increasing customer trial •Retaining existing customers •Introducing new innovative products and solutions (EUR in millions) +9.2%cc 20142015201620172018 4,487 4,318 4,050 3,935 3,355

Immunoglobulins | Patient Growth Fuels Expansion

Growth is Consistent Across Therapeutic Uses and Geographies

Growing Awareness, Diagnosis & Treatment

Therapeutic uses showing the highest U.S. IG volume growth were driven by:

- **PIDD: Expanding awareness & discovery** of new sub-indications
- **CIDP: Increased diagnosis rates & preference** for IG as a first-line therapy
- **SID: Expanding immune-modulator use** in hematology-oncology patients

Total U.S. Volume of IG (grams, M)



9.5% CAGR
67.0
73.2
80.8
87.9
2015
2016
2017
2018

Total U.S. Patients on IG ('000)



8.7% CAGR
153.9
166.1
181.8
2015
2016
2017

Source: US PPTA Distribution Data & Adivo Associates sponsored market research
PIDD: Primary Immune Deficiency Disorder;
CIDP: Chronic Inflammatory Demyelinating Polyneuropathy
SID: Secondary Immune Deficiency (not an FDA approved indication in the U.S.)

GRIFOLS Investor and Analyst Meeting 2019 I North Carolina | 17

Immunoglobulins | CIDP Indication Opportunity to Improve Dosing Results: 72% of CIDP patients received fewer grams than recommended per the ICE trial. On average, CIDP patients receive 45% of the grams recommended (587.9/1,300 grams) as Prescribed FEWER g than ICE trial Prescribed per ICE trial Prescribed MORE g than ICE trial Actual vs. Ideal IG Prescribing for CIDP Patients Most Common Maintenance IVIG Dosing Regimens 0.4 g/kg every 8-12 weeks 0.4 g/kg every 4 weeks 2 g/kg every 4 weeks 0.8 g/kg every 4 weeks Source: ICE trial: https://www.thelancet.com/journals/laneur/article/PIIS1474-4422(07)70329-0/fulltext Investor and Analyst Meeting 2019 l North Carolina 18 15.5% 12.9% 12.1% 10.3% CIDP Mean IVIG Total Dose Per Patient /Year Actual Dosing 587.9 Ideal Dosing per ICE Trial 1,300 Proportion of Ideal Dose 45% 72% 8% 20%

Alpha-1 | Making a Significant Change in the Course of a Serious Disease Improving Health Also Represents a Significant Opportunity 8.3 Average interval between pulmonary symptoms and onset of diagnosis years 2.7 Average number of physicians seen patients before diagnosis by physicians The longer AAT deficiency remains undiagnosed, the greater the risk for irreparable lung damage Source: Campos et al., Trends in the Diagnosis of Symptomatic Patients With AATD Between 1968 and 2003, Chest, 2006 Investor and Analyst Meeting 2019 l North Carolina 19

Alpha-1 | Making a Significant Change in the Course of a Serious Disease Patient Diagnosis Continues to Drive Growth CAGR: Q1 2016 Q1 2017 Q1 2018 Q1 2019 Investor and Analyst Meeting 2019 l North Carolina 20 7.0% 7,862 7,296 6,898 6,423

Albumin | Healthcare Access Trends Continue to Support Growth Per Capita Consumption Continues to Grow Consistently Across Grifols Markets -3% -4% -4% -6% -14% Taiwan US Italy Greece Spain S.Arabian Germ. China France UK Turkey Mexico PolandThail. Viet. RussiaBrazil EgyptIndon. India World Avg. Source: Grifols internal data Investor and Analyst Meeting 2019 l North Carolina 21 10%10% 5%3% 15% 0% 15% 8% 13% 7% 0%4%5%4% 13% 7% CAGR 2012-2016 for Identified Top 20 Grifols Markets

Grifols Diagnostic | Ensuring the Safety of the Blood Risks Supply Innovating to Address Present and Future Public Health At first opportunity, Grifols R&D team began developing Zika Virus & Babesiosis blood screening assays to prevent transmission in the blood supply: • Grifols Zika assay went into use less than 6 months after the epidemic began • Grifols Babesia assay was approved for use by FDA in February 2019 Investor and Analyst Meeting 2019 l North Carolina 22

Grifols Diagnostic | The Global Leader in Blood Donor Screening Global Expansion and Plasma Drive Growth 38M Grifols Roche Others Source: Internal Data. * Does not include plasma collection Investor and Analyst Meeting 2019 l North Carolina 23 10.4M plasma donations tested for Grifols plasma unit 200+ people impacted every minute* 70+ donations tested every minute with a Procleix assay* Global Share of Adopted Blood Donations Tested

Grifols Diagnostic | Capturing New Diagnostic Opportunities The Stage Is Set for Renewed Growth Investor and Analyst Meeting 2019 l North Carolina 24 MEDIUM TERM LONG TERM • BTS USD 400M U.S. market• Innovation in Clinical Diagnostics • Plasma 50M donations growing 8% with• Expanding value to transfusion supply unique insight in to plasma safetychain (collection to transfusion) • China NAT Technology adoption • Antigen manufacturing

Grifols Hospital | Transformed by Strategy Execution A Robust Strategy Dynamically Positions the Division 61% LATAM 2% Investor and Analyst Meeting 2019 l North Carolina 25 N.A. 1% IberiaLATAM 82% ROW 7% N.A. 27% Iberia ROW 2018 Geo Mix Sales – EUR 120M 2012 Geo Mix Sales – EUR 96M

Grifols Hospital | Transformed by Strategy Execution A Robust Strategy Dynamically Positions the Division Therapy Manu Devices 6% Tech Investor and Analyst Meeting 2019 l North Carolina 26 Contract Manu IV7% Therapy 38% Med Devices 20% Nutrition Pharma-6% Tech 29% IV 35%Contract 10% Med 11% Pharma-Nutrition 38% 2018 Product Mix Sales – EUR 120M 2012 Product Mix Sales – EUR 96M

Grifols’ Commercial Leadership Team Experienced Dedicated Leadership Joel Abelson Carsten Schroeder Rob Jagt President, Bioscience Commercial Division President, Diagnostics Commercial Division President, Hospital Commercial Division Investor and Analyst Meeting 2019 l North Carolina 27

Bioscience Division Expanding Grifols’ Impact and Delivering Growth Joel Abelson President, Bioscience Commercial Division

Delivering Continued Sales Growth Bioscience Revenue Has Grown at 7.9% CAGR at CC Since 2016 CAGR: 7.9% 2016 2017 2018 Q1 2019 Year-over-year variance as reported in constant currency (CC) Investor and Analyst Meeting 2019 l North Carolina 29 8.0% 8.0% 7.9% 6.6%

Bioscience Growth Fundamentals Remain Strong Leading Position Within Core Business of Plasma-Derived Therapies in 2018 Per capita utilization and diagnosis are growing for IVIG, albumin and alpha-1 Market growth and expansion strategies continue to deliver results Grifols continues to invest in the Bioscience Division to sustain growth * Market shares in revenue ** vWF not included Source: Grifols Global Plasma Database, Provisional Data 2018 Investor and Analyst Meeting 2019 l North Carolina 30 Global Market Share* Grifols Global Position U.S. Market Share* Grifols U.S. Position IVIG 25% #1 35% #1 Alpha-1 67% #1 66% #1 pdFVIII** 17% #1 45% #1 Albumin 15% #2 33% #2

Grifols Immunoglobulin Leading Market Growth and Meeting Patient Needs

Global Demand for IG Continues to Accelerate Multiple Factors Support Continued Growth in Immunoglobulin • Demographic trends: pop. growth, aging populations Investor and Analyst Meeting 2019 l North Carolina 32 g/1000 inhabitants-year 300 250 200 150 100 50 0 20142018 Key Factors Driving Growth: •Increased physician diagnosis and treatment of CIDP, PIDD •Increased need to treat SID due to more aggressive therapies Top Countries Growth Continues in 2018: •U.S.: +9% •Germany: +12% •Spain: +9% •Australia: +10% Our plasma investments enable us to deliver a consistent supply to our patients Source: Grifols Global Plasma Database & Marketing Research Bureau Provisional Data, 2018 Top Countries in Per Capita Utilization of IG (2014 vs. 2018)

Diagnosis and Treatment Drive Global IG Utilization CIDP, PIDD and SID Are Leading Growth 2015-2017 CAGR 10.8% PIDD CIDP SID ITP MMN Other Neuro Myasthenia Gravis Idiopathic inflammatory myopathies GBS 10.3% 9.8% 4.9% 6.7% 7.0% 9.4% 6.1% 7.3% 2015 2016 2017 Source: Adivo Associates, 2018; US, Canada, Spain, Germany, France, Italy Investor and Analyst Meeting 2019 l North Carolina 33 IG Utilization Growth 2015-2017 (Volume)

Grifols Led Industry Response to U.S. IVIG Demand in 2018 Grifols Accounted for 64% of All YoY U.S. IVIG Growth Tons IVIG only (excludes SCIG) (000) Grifols All Others Source: Grifols Global Plasma Database & Marketing Research Bureau Provisional Data, 2018 Investor and Analyst Meeting 2019 l North Carolina 34 3.6 Tn 2.0 Tn 2018 Growth Over 2017, Grifols vs. All Others

Grifols Increased U.S. IVIG Market Share in 2018 Increased Two Points to 35% in the U.S. in 2018 All Others 17% Grifols 35% 2% MS Company 3 22% Company 2 26% Source: Grifols Global Plasma Database & Marketing Research Bureau Provisional Data, 2018 Investor and Analyst Meeting 2019 l North Carolina 35 2018 U.S. IVIG Market Share (Volume)

Gamunex®-C Continues to Drive the U.S. CIDP Market Grifols Grew CIDP Procedures by 23% in the U.S. in 2018, Despite New SCIG Entrant • 23% Gamunex®-C growth in CIDP procedures (YoY) 80,000 Gamunex®-C grew outpacing market by 6% (market grew at 17%) • 70,000 60,000 50,000 40,000 • Despite competitors receiving approval for CIDP 30,000 20,000 10,000 - 2015 2016 2017 2018 Gamunex-C Brand 1 IVIG Brand 2 SCIG Source: Lexis-Nexis, Medical claims data only; Gamunex® -C data includes GammaKed® due to shared J-code Investor and Analyst Meeting 2019 l North Carolina 36 CIDP Procedure Volume

Gamunex®-C Continues as the Recognized Leader in CIDP Two-Pronged Approach Focuses on Time to Diagnosis and Our Differentiation DoIHaveCIDP.com 200+ patients indicated they ‘have been diagnosed with CIDP’ Investor and Analyst Meeting 2019 l North Carolina 37 Why Gamunex® -C Story Improving Time to Diagnosis

Grifols Is Well-Positioned in the U.S. PIDD Market 2019 With IVIG We Are Preparing to Enter the Growing SCIG Market in Grifols 18% 23% Investor and Analyst Meeting 2019 l North Carolina 38 IV 39% SCIG 61% Source: Internal Grifols Estimates All Others 28% Company 2 ompany 1 31% Source: Lexis-Nexis, Medical claims data only; Gamunex-C data includes GammaKed® due to shared J-code U.S. IVIG Market Share for PIDD Procedures (2018) U.S. PIDD Patient Treatment Estimates (2018)

Introducing Xembify™, a New 20% SCIG Option for U.S. Patients Expanding Our U.S. IG Portfolio to Meet the Large, Unmet Medical Need in PIDD • • • • New 20% SCIG option for patients in search of an alternative treatment Continued large unmet need to diagnose and treat patients with PIDD Anticipate Q3 2019 FDA approval Launch preparation underway Investor and Analyst Meeting 2019 l North Carolina 39

Grifols Successfully Launched New HyperRAB® in 2018 First Advancement in Rabies IG Administration in 40+ Years Investor and Analyst Meeting 2019 l North Carolina 40 HyperRAB® is the #1 prescribed rabies IG in the U.S. with a market share of 85-90% Grifols launches higher potency formulation (300 IU/mL): •2x the rabies antibodies delivered at wound site (compared to existing products) •Treatment with 50% the volume in a total dose •Fewer injection sites Feb. 2018 FDA New Formulation Approval. May 2018 Launch: • 100% conversion to selling new formulation • 90%+ awareness of new formulation among treaters • New competitor restricted to minimal market share (6-7%) • Nearly 80% of previous customers have already transitioned to new formulation

Key Takeaways Immunoglobulin: Leading Market Growth and Meeting Patient Needs • • • Multiple drivers support continued Immunoglobulin market growth In 2018 Grifols increased IVIG share in both the U.S. and EU Our recent significant plasma investments have allowed us to ensure a continuous supply of IG to our patients Grifols led industry in increasing U.S. IVIG volume in 2018, delivering 64% of IVIG growth Gamunex® -C experienced strong growth in CIDP procedures at 23% in 2018 in the U.S. Grifols well positioned in U.S. PIDD market with IVIG - preparing to enter SCIG market • • • Xembify™, our 20% SCIG treatment, license expected Q3 2019 • • Grifols retained 90% of the rabies market after new competitor launch in mid-2018 Investor and Analyst Meeting 2019 l North Carolina 41

Grifols Alpha-1 Antitrypsin Accelerating Growth Through Strategic Investments

Over 25 Years of Commitment to Alpha-1 Patients Grifols Has Led the Market With Innovations in Diagnosis and Treatment Since 1988 Prolastin®-C Liquid (U.S.) AlphaID™ (Spain) Prolastin®-C (U.S.) Prolastin Direct model (US) (Germany) 1989 1995 1999 2001 2009 2010 2014 2017 2018 2019 2M infusions reached 4M infusions reached $150M+ invested in Alpha-1 R&D since 2014 20 years to reach the first 2M infusions. <10 years later doubled to over 4M infusions globally Investor and Analyst Meeting 2019 l North Carolina 43 AlphaCareAlphaID™ AlphaCare(Spain, LATAM)(U.S.) Prolastin® (US, Germany) AlphaKit testing program (US)

Grifols Is the Global Market Leader in Alpha-1 Grifols Alpha-1 Volume Growth Has Consistently Outpaced the Market Market: 7.4% rifols: 8.3% Investor and Analyst Meeting 2019 l North Carolina 44 In Grams Company 5, 4% Company 4, 8% Company 3, 8% GRIFOLS 67% Company 2, 13% In Grams2013-2018 CAGR 3,000 2,500 2,000 1,500 1,000 500 0 201320142015201620172018 Company #2Company #3Company #4Company #5 Source: Grifols Global Plasma Database & Marketing Research Bureau Provisional Data, 2018 G Global Alpha-1 2013-2018 Volume Growth Global Alpha-1 2018 Market Share

Global Alpha-1 Growth Opportunity Remains Significant Less than 10% of WW Patients With Severe Alpha-1 Deficiency Have Been Diagnosed # patients 400,000 ~350k 350,000 300,000 250,000 200,000 150,000 100,000 50,000 0 Diagnosed COPD w/ severe AATD Diagnosed severe AATD patients Treated with augmentation Treated with Grifols product therapy Sources and assumptions: Grifols patients based in 1Q19 patient counts (last update 24APR2019); assume Grifols holds 66% of the total patients based in Grifols BI database (see market overview slide); assume 2/3 of patients diagnosed receive treatment based in market knowledge and affiliate input. Investor and Analyst Meeting 2019 l North Carolina 45 Significant opportunity still remains to increase diagnosis of AATD patients ~19.5k~13k~8.5k (6%)(66%)(66%)

Grifols Continues to Innovate in the Diagnosis of Alpha-1 New Diagnostic Test Offers More Convenience: Launched in Spain, U.S. to Follow Investor and Analyst Meeting 2019 l North Carolina 46 AlphaID™ cheek swab, 89% AlphaKit - Dry Blood Spot 11% Grifols continues to innovate via the newly launched AlphaID cheek swab • Improved testing convenience compared to the dried blood spot test • Presents an opportunity to further expand into the PCP market Based on the success in Spain we plan to launch the buccal swab in the U.S. in 2019 • Pilot begins mid-year will a full launch by year-end *Testing Technology from Progenika Biopharma, a Grifols Company Grifols Alpha-1 Testing Program* Spanish Testing Program (2019) Physician Test Kit Usage When Given a Choice

Grifols Differentiates in Patient Treatment and Support

Once Diagnosed, We Have Novel Treatment Options and Support Programs for Patients

U.S. Liquid Launch (July 2018)

- Successful Execution: 85% of patients successfully converted to Prolastin®-C Liquid

Disease Management Programs

- U.S. Prolastin Direct program has **over 95% treatment regimen adherence**
- Strong patient participation in global Prolastin disease management programs
  - U.S. (Prolasin Direct)
  - Germany & Spain (AlphaCare)

EU Nursing Program Launches: New home infusion programs launched in Germany (H1 2019) and Italy (H2 2019)

Prolastin Direct Model
for Disease Management



Enrollment Support with Agreed Treatment Plan
Insurance & Reimbursement Specialists
On-Call Specialty Pharmacy & Nursing Experts
Personalized 1-on-1 Patient Services
Comprehensive Interventions to Improve Outcomes

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 47

Expanding to New Geographies Untapped Markets Represent Opportunities for Continued Growth Turkey recently launched (1st to market) France application submitted application submitted APAC new registrations & market assessments underway LATAM optimize existing markets Australia application submitted Grifols Alpha-1 Markets Currently Under Licensing or Reimbursement Review Investor and Analyst Meeting 2019 l North Carolina 48 Japan

Key Takeaways Alpha-1: Accelerating Growth Through Strategic Investments Prolastin®/Prolastin®-C continues to be the global market leader in Alpha-1 • Outgrowing the market from 2013-2018 (8.3% CAGR) Significant opportunities remain to identify and treat additional patients, with 90%+ of the global market still undiagnosed Innovations in product development, diagnosis, education, home infusion and direct-to-consumer initiatives will further differentiate and position Grifols for continued leadership The new AlphaIDTM cheek swab test offers a faster, more convenient diagnostic test for patients and physicians • 2018 launched in Spain and 2019 in U.S. • • • • Investor and Analyst Meeting 2019 l North Carolina 49

Grifols Albumin A Key Driver of Bioscience Growth

Global Albumin Market Continues Strong Growth Per Capita Utilization of Albumin Grew 7% in Top 10 Countries, Primarily Driven by China • Global Albumin market grew in volume (grams) at 7% CAGR from 2013-2018 Per Capita Utilization in the top 10 countries matched global market growth at 7% CAGR over the same period Italy and U.S. led in terms of overall utilization, with China and Germany leading in growth 700 600 • 500 400 -6% 6% 300 • 200 100 • Consumption continues to increase across nearly all top countries 0 2013 2018 Source: Grifols Global Plasma Database & Marketing Research Bureau Provisional Data, 2018 Investor and Analyst Meeting 2019 l North Carolina 51 1% 4% 0% 8%11% 2% 3% 11% Per Capita Utilization +7% CAGR (2013-2018)

Grifols’ Global Albumin Growth Outpaces Competitors Grifols Holds #2 Global Position, Captured Market Share in U.S. and EU in 2018 Company 1: 5.8% 200,000 EU US Investor and Analyst Meeting 2019 l North Carolina 52 2016-2018 CAGR 300,000 250,000 Grifols: 10.2% 150,000Company 3: 10.0% 100,000Company 4: 2.6% 50,000 Company 5: 0.1% 0 201620172018 20172018 Source: Grifols Global Plasma Database, Provisional Data 2018 32% 27% 26% 24% Grifols Albumin Market Share Evolution 2018 vs. 2017 (Volume) Global Growth Among Top Manufacturers 2016-2018 (Albumin Tons)

Grifols Continues Robust Upward Momentum in China Grifols Expansion Strategy in World’s Largest Albumin Market 59.3% delivering positive results Investor and Analyst Meeting 2019 l North Carolina 53 Imported 2012201320142015201620172018 DomesticsOther MNCsGrifols Albumin, Tn (Released) 2012-18 Official Release CAGR: •China Albumin: +13.3% •Domestic: +8.9% •Imported (incl. GRF): +17.2% 2012-2018 Grifols CAGR +19.0%: •15% Market Share in 2018 (+1% YoY) •24.6% Imported Market Share in 2018 Grifols expansion strategy in China is Focus on providing increased supply to Top 11 provinces and driving penetration in the retail sector: •Top 11 provinces overall sales growth of 32.9% (2016-18) •Retail channel sales growth of +140% (2016-18) Source: Institutes of Food and Drug Control Batch Released in China 2012-2018 CAGR 171175 137 119 113 166178 115132156 83 243236345758 189 116 208 68

Opportunities in New Indications and Utilization Methods

Grifols Leads in Albumin Clinical Research Investment (PRECIOSA, APACHE, AMBAR)

	Population, Use	Study Name	Innovation
Liver Cirrhosis	**Moderate Cirrhotic Patients** Long-Term Albumin Use	ANSWER PRECIOSA*	Increased Utilization New Indication
Liver Cirrhosis	**Severe Cirrhotic Patients** Acute Albumin Use	APACHE*	New Indication
Sepsis	**Septic Shock Patients** Long-Tem Albumin Use	ARISS ALBIOS 2	Increased Utilization Increased Utilization
Alzheimer's Disease	**Mild & Moderate Alz Patients** Long-Tem Albumin Use	AMBAR*	Non-Specialty Treatment Protocol

ANSWER STUDY

April 2017 Published Results

Long-term Albumin use in moderate cirrhotic patients reduces mortality by 38%

At peak, 24 additional tons of albumin would be needed to treat chronic cirrhosis patients with Albumin in EU4** as per Answer Study protocol

** Grifols-sponsored clinical programs*
*** EU4 includes Spain, Germany, Italy, UK*

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 54

Grifols Albutein® FlexBag 25% Approved in the U.S.

New Flexible Container Designed to Enhance Customer Experience


Albumin Bag
Overwrap

Flexible container compliments vials to broaden Grifols offering to customers

- Improved flexible container with overwrap in two sizes
- Launch preparation underway

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 55

Key Takeaways Albumin: A Key Driver of Bioscience Growth • Grifols holds the #2 global Albumin position, leading growth among top 5 manufacturers (2016-2018) • • Grifols outperformed competitors in 2018 in the U.S., China and Europe We believe the Albumin market will continue to grow - significant opportunity exists with new indications for long-term/chronic use of Albumin • Liver Cirrhosis (including long-term Albumin use) and Sepsis will drive increased consumption and fuel future growth Investing in untapped potential for Albumin that will drive further growth • • Grifols Albutein® FlexBag 25% will enhance customer experience Investor and Analyst Meeting 2019 l North Carolina 56

Grifols pdFVIII/VWF The Key Role of pdFVIII in Bleeding Disorders

Paradigm Shift in pdFVIII Continues, Business Impact Absorbed Grifols Has Weathered the Business Challenge, Growth Opportunities Remain • A changing market: there is a new treatment paradigm in Hemophilia since the Hemlibra® launch in Q4 2017 In spite of pdFVIII decline, the Bioscience business continues to grow at ~8% CAGR We believe pdFVIII has a pivotal role in mature Hemophilia A markets along with a large, unmet need in emerging markets • • Investor and Analyst Meeting 2019 l North Carolina 58

Patients in Mature Markets Continue to Rely on pdFVIII Therapy Grifols pdFVIII/VWF Plays a Key Role in the New Therapeutic Environment In mature Hemophilia A markets there continues to be an ongoing need for pdFVIII therapy in bleed/surgery management and the prevention/eradication of inhibitors Eradication of Inhibitors: Grifols R&D provided evidence that pdFVIII/VWF can be safely used in combination with new therapies • Episodic treatment (management of bleeds, in surgery) • Eradication of inhibitors Patients Requiring/Preferring Plasma-Derived Therapies: • Patients satisfied with traditional prophylaxis or those requiring on-demand treatment • Treatment of von Willebrand disease (these patients can only be treated with factor therapies) Investor and Analyst Meeting 2019 l North Carolina 59

Underlying Demand Is Driving Growth in Emerging Markets Opportunity to Build on Our Leadership Position to Meet Patient Needs untreated hemophilia patients exists within 2011 2012 2013 2014 2015 2016 2017 Investor and Analyst Meeting 2019 l North Carolina 60 A large population of underdiagnosed and emerging markets Grifols in emerging markets: Focus on improving standards of care and access to treatment together with geographical expansion • Clinical trial to support low-dose prophylaxis in Indonesia • Partnerships to accelerate care in Indonesia, India, Philippines via centers of excellence, support in diagnosis, etc. • Participation in new tenders and further expansion into the Middle East and North Africa 60,000 50,000 40,000 30,000 20,000 10,000 0 Source: World Federation of Hemophilia, 2011-2017 +5% Evolution of diagnosed HA patients in emerging markets, 2011-2017

Key Takeaways pdFVIII/VWF: The Key Role of pdFVIII in Bleeding Disorders • Hemophilia experts foresee an ongoing need for the prevention and eradication of inhibitors, bleed/surgery management and VWD treatment with pdFVIII/VWF Grifols research shows that pdFVIII/VWF can be safely used in combination with new therapies Additional opportunities for pdFVIII/VWF come from emerging markets focusing on access to treatment • • Investor and Analyst Meeting 2019 l North Carolina 61

Key Takeaways

Bioscience Growth Fundamentals Remain Strong

Product Strategies Will Deliver Continued Growth

Immunoglobulin	• Grifols is the global & U.S. IVIG market leader, delivering 64% of all U.S. IVIG volume growth in 2018 • Our robust plasma investments support a continuous IG supply to patients • Xembify™, our 20% SCIG treatment for U.S. PIDD patients, is expected to be licensed Q3 2019
Albumin	• Grifols holds #2 global Albumin position, leading growth among top 5 manufacturers (2016-18) • Albumin market growth opportunity exists with new indications for long-term/chronic use • Grifols Albutein® FlexBag 25% to be launched in the U.S.
Alpha-1	• Grifols Alpha-1 franchise continues as global market leader, outgrowing the market (2013-18) • The new AlphaID™ cheek swab test offers more convenience – launches in Spain & U.S.
pdFVIII	• Hemophilia experts foresee ongoing need for the prevention and eradication of inhibitors, bleed/surgery management and VWD treatment with pdFVIII/VWF • Additional growth will come from emerging markets focusing on access to treatment

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 63

Diagnostics Division Global Leader in Transfusion Medicine Carsten Schroeder President, Diagnostic Commercial Division

A Global Leader in Transfusion Medicine

During 2018 We Have Sales in ~100 Countries

The Diagnostic Division is a global organization

AT-A-GLANCE

- 1,450+ full-time employees supporting Diagnostic success
- Integrated from assay/ instrumentation development through commercialization
- FDA, GMP & CE Licenses


UNITED STATES
DIAGNOSTIC HEADQUARTERS (Commercial)
Emeryville, CA
DX MANUFACTURING and R&D
Emeryville, CA
San Diego, CA
SWITZERLAND
DX MANUFACTURING and R&D
Düdingen
CHINA
REGIONAL COMMERCIAL OFFICE
Hong Kong
SPAIN
DIAGNOSTIC HEADQUARTERS (Manufacturing and R&D)
Barcelona
REGIONAL COMMERCIAL OFFICES
Barcelona
DX MANUFACTURING and R&D
Barcelona
Bilbao
Murcia
BRAZIL
DX MANUFACTURING
Curitiba
AUTRALIA
DX MANUFACTURING
Melbourne

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 65

The Diagnostic Division Reached EUR 702M in 5 Years Sales in 2018 Sustainable Mid-Single Digit Growth Over the Last 3.2% CAGR 2 5 OF TOP 702M Grifols is the 15th largest Diagnostic company 2014 2018 Creative Testing Solutions and Ortho Clinical Diagnostics and logo are registered trademarks of their respective owners Investor and Analyst Meeting 2019 l North Carolina 66 702 620 Grifols’ Largest Customers 2014-2018 Growth 2018 Revenue

The Journey of Blood Grifols Plays a Vital Role Ensuring the Safety of the Blood Supply Courier Courier TYPING TEST RESULTS BLOOD BAGS Courier MOLECULAR SEROLOGY TYPING Investor and Analyst Meeting 2019 l North Carolina 67 TESTING LAB HOSPITAL BLOOD BANK

Global Leader in Blood Donor Screening Stable NAT Adoption Worldwide Enables Grifols to Grow Around 2% in 2018 38M Grifols Roche Others a 55% market share Source: Internal Data. * Does not include plasma collection Investor and Analyst Meeting 2019 l North Carolina 68 Grifols continues to lead the global NAT donor screening with 200+ people impacted every minute* 70+ donations tested every minute with a Procleix assay* Global Share of Adopted Blood Donations Tested

Top 6 Customers Account for-21M Donations Multi-Year Agreements in Place With All Six Customers IIll II CREATIVE Testing Solutions. ... EFS ETA BLISSEMENT FRANCAIS DU SANG +Australian Red Cross BLOOD SERVICE SANBS Creative Testing Solutions, Japanese Red Cross Society and Australian Red Cross Blood Service and logos are registered trademarks of their respective owners. Investor and Analyst Meeting 2019 I North Carolina I 69 GRIFOLS

Responding to Customer Needs Successful Product Development Leveraging Vertical Integration Automation Ready Technology Emerging Pathogens & Panther and Procleix Assays received FDA approval New Assay Development: Ultrio Plex E HIV-1 ZIKA BABESIA HEV HCV HBV HIV-2 Creative Testing Solutions, Japanese Red Cross Society and Australian Red Cross Blood Service and logos are registered trademarks of their respective owners. Investor and Analyst Meeting 2019 l North Carolina 70

Automation Project Is Approaching Market Launch Modular Design to Address Specific Customer Needs and Variable Workflows Investor and Analyst Meeting 2019 l North Carolina 71 A modified Panther designed to: • Connect to a network of Panthers • Connect to track transport system • Includes waste drain, MTU capacity, other software & hardware modifications Panther ART is designed to interface with any CLSI-compliant track system • Track-based sample transport • Up to 16 Panthers Panther ART Panther ART Workcell

Panther Automation Is Today a Reality Functional Track-Based Demo System Installed in Emeryville I 72 GRIFOLS Investor and Analyst Meeting 2019 I North Carolina

Middleware and Panther Dashboard Visual Tools That Manage and Prioritize Work in the Laboratory Investor and Analyst Meeting 2019 l North Carolina 73 Focus operations on what needs to be done in the next minutes, next hours, and next shift

Above Market Growth Driven by New Products Record Number of Gel Cards Sold 9.3% Growth (cc) vs 2017 42M Units sold Runda Medical and logos are registered trademarks of their respective owners. Investor and Analyst Meeting 2019 l North Carolina 74 New Distributor Gel Cards Blood Typing

Successful New Erytra Eflexis® Launch 250+ Customer Placements Since End Q2 2017 250+ Since launch in Q2 2017 +50% 20+ Since FDA approval in Q1 2019 36 Countries M.Maresca (Gemelli Policlinico, Rome, Italy) Investor and Analyst Meeting 2019 l North Carolina 75 Flexible, reliable and easy-to-use U.S. Launch Countries Competitive Conversions Instrument Placements

U.S. Immunohematology – Over 200 Customer Sites Under Contract Launch of New Products Will Continue to Fuel Grifols’ Growth 50% Growth (cc) vs 2017 Investor and Analyst Meeting 2019 l North Carolina 76 2018 Prior Years New FDA Approved

Leverage Manufacturing Facilities in Spain and Brazil Strengthen Our Position in LATAM and Expansion Plans in EMEA Leucored RC T&B, new Asahi Filter We produce high-quality blood collection bags for collecting and processing whole blood and storing blood components CURITIBA BRAZIL 13.4% Growth (cc) vs 2017 Key initiatives • Take full advantage of manufacturing facility in Brazil Re-launching in EMEA with a soft filter product • MURCIA SPAIN Investor and Analyst Meeting 2019 l North Carolina 77 Blood Collection

Leader in Antigen Supply for Immunoassays

Worldwide Market Leader in Hep/retro Immunoassays Antigens*

FDA Approved

- CMF manufacturing site
- HCr43 and HBCore antigens

134,759 Antigen shipped (milligrams)

Future Growth Drivers

- Continuous expansion of antigens portfolio
- Exploring contract manufacturing opportunities outside of the agreement


GRIFOLS

* *In Vitro Diagnostic Market Segment Review 2013-2014 and 2019 Forecast*
Ad hoc report from Boston Biomedical Consultants, Inc., 2015 and internal estimations

GRIFOLS
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Expanding the Possibilities of the New Emeryville Facility

Center of Excellence for Recombinant Protein Design and Development

Protein Expression Platforms

BACTERIA



- Good for proteins not requiring post-translational modifications
- New vectors in design and development

YEAST



- Good for complex protein production
- Workhorse for legacy antigen expression

MAMMALIAN CELLS



- Excellent for expression of glycoproteins
- Enables post-translational modifications

Robust Immuno-Reagent Pipeline

Donor Screening

- New or improved antigens and mAbs (i.e. HIV, HCV, HBV)
- New antigens and mAbs for additional pathogens (Zika, Dengue, Babesia, etc.)

Immunohematology

- Novel rare blood group antigens (stable reagents for extended blood typing menu)
- Fc fusion blocking protein (to resolve interference of daratumumab in antiglobulin testing)

Hemostasis

- Novel vWF receptor derivatives
- Recombinant tissue factor
- Proprietary mAb for improved thrombosis assay

Neurodegenerative

- New antigens and mAbs to support Alkahest's drug discovery process in aging related diseases

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 79

The Journey of Plasma Contributing to the Safety of the Plasma Supply T MOLECULAR Courier Courier TEST RESULTS Courier MOLECULAR SEROLOGY TYPING Investor and Analyst Meeting 2019 l North Carolina 80 TESTING LAB PLAN QUARANTINE

Plasma Offers Growth Opportunity Leveraging on Grifols’ Plasma Testing Tigris to Panther transition EU in P96 FDA approved Dedicated sales & marketing team 10.4M Donations Investor and Analyst Meeting 2019 l North Carolina 81 Converting accounts to Procleix and increasing the number of tested donations Grifols’ Testing Upcoming Transitions New Org Chart Volume Tested

Strategic Alliance in China: Shanghai Long-Term Growth Opportunities for Diagnostic RAAS 10.9% CAGR (2016-2021) $310M IH IVD Testing Market +2.5M (From 2018 to 2020) +15.5M New plasma donations tested Sources: NIFDC 2018; InterChina survey 2017 Investor and Analyst Meeting 2019 l North Carolina 82 NAT Mandate Plasma Donations New NAT Blood Donations Great IH Opportunity Fast Growing IVD Market

A Global Leader in Transfusion Medicine Building a Specialty Diagnostics Portfolio Transfusion Medicine Clinical Diagnostics Donor Screening Global leader in donor screening Blood Typing space Complete portfolio of instruments, gel cards and reagents Blood Collection Manufacturing in Spain and Brazil Specialty Diagnostics Aesku Promonitor Hemostasis Distribution agreement with Beckman Immunoassays New manufacturing in Emeryville Investor and Analyst Meeting 2019 l North Carolina 83

New Organization for Grifols Specialty Diagnostics Provide Focus for Future Growth, Following Strategic Plan 15% Growth (cc) vs 2017 3.5% Growth (cc) vs 2017 Investor and Analyst Meeting 2019 l North Carolina 84 Promonitor New Org Chart Specialty Diagnostics

We Have a Bright and Exciting Future Grifols Diagnostic Has Multiple Growth Opportunities Global Leader in Transfusion Medicine Growing Loyal Customer Base Manufacturing Excellence & R&D Bright & Exciting Future Blood & Plasma Donor Screening Antigen Manufacturing Blood Typing Solutions Top 6 NAT Customers BTS Competitive Conversions Sales in 100+ Countries Excellent GMP Facilities Increasing vertical integration Innovative R&D Emerging Pathogens Geographical Expansion, esp. China Robust pipeline of new products Investor and Analyst Meeting 2019 l North Carolina 85

Hospital Division Successful Execution of a Transformational Strategy Robert Jagt President, Hospital Commercial Division

OUR FOCUS is on delivering products, integrated technology solutions and services that improve safety, quality and efficiency in operational pharmacy Investor and Analyst Meeting 2019 l North Carolina 87

Successful Execution of a Transformational Strategy: Sales Inflection A Robust Strategy Dynamically Positions the Division The Hospital Division will continue its strategic evolution to become a comprehensive solutions provider for the Operational Pharmacy - enabling the division to become meaningful contributor to the GRIFOLS group 102 96 95 and strategic focus for this division • Double-digit growth in 2018, following low growth in Investor and Analyst Meeting 2019 l North Carolina 88 In 2017 we embarked on a journey to become a comprehensive solutions provider for Operational Pharmacy Transformational investments in Kiro and MedKeeper to create GRIFOLS COMPLETE have changed the vision Accelerated Performance: prior years • Growth coming from the U.S. • Fueled by IV Compounding Portfolio and IV Fluids 120 106 3333 20142015201620172018 IberiaNorth AmericaLatAmROW 6 16 70 71 16 6 74 10 16 74 12 17 74 32 12

Clear Path to Strengthening Portfolio for Growth U.S. and Pharmatech Drove 16% cc Growth in 2018 Investor and Analyst Meeting 2019 l North Carolina 89 3%2% 10% 16% 11%201727%2018 61% 70% IberiaN. AmericaLATAMROW • Growth across all lines • Dramatic increase in N. America Key events: • MedKeeper acquisition • Kiro stake increased to 90% • Saline launch in U.S. EUR 120 M EUR 106 M

Strengthening Vertical Integration Utilizing Own Manufactured Saline in Grifols’ Plasma Centers 100% Biomat Saline Q2 ’18 Q3 ’18 Q4 ’18 Q1 ’19 Accumulated Shipments (M Units) Investor and Analyst Meeting 2019 l North Carolina 90 8.9 6.0 3.4 1.9

Hospital on the Path to Profitability LTM EBITDA Trend at Constant Currency (EUR in millions) -3.6 -3.6 -3.8 Jun 17 Dec 16 Dec 17 Jun 18 Dec 18 Dec ’19 Investor and Analyst Meeting 2019 l North Carolina 91 + -1.4 -2.5

Maintaining a Strong Position and Reputation in Iberia While Accelerating Penetration in the U.S. Market By Leveraging Our Strong Position, Reputation and Legacy in IBERIA and LATAM • • • • Broad portfolio including Pharmatech, IV therapy base, medical devices and clinical nutrition Advanced hospital pharmacies Established leaders; learning, trialing Manufacturing and engineering advantages By Accelerating U.S. sales - Offering a Solution Aligned with U.S. Market Drivers & Grifols Strengths Clean Room Environment Material Management Quality Assurance Data & Insights Workflow Automation Investor and Analyst Meeting 2019 l North Carolina 92

Current Market Conditions for IV Compounding in the U.S. Tailwinds Support Market Expansion and Dynamics Personalized medicine and aging population are driving a growing number of compounded sterile preparations Regulatory pressures are driving clean room improvements and investments in automation Tougher FDA, USP & SBoP requirements are leading to new challenges for compounding pharmacies (503a and 503b) Dynamic conditions exist as many organizations are receiving notification from regulators regarding quality issues Closures or “cease of operations” occurring in compounding pharmacies within health systems and outsourcing companies Investor and Analyst Meeting 2019 l North Carolina 93 Quality & Safety Challenges Regulatory Compliance Population Health

Pharmatech Ambition for IV Compounding Ecosystem Toward Strategy Execution WE ARE HERE Continued growth of integrated, data-driven suite of solutions for pharmacy operations; global expansion Leading provider of scalable systems for sterile IV compounding in the U.S. U.S. penetration and growth of own products Build business foundations Investor and Analyst Meeting 2019 l North Carolina 94

Global IV Compounding Market Is Set for Sustained Growth

Strategy Poised to Meet Growing Market Needs and Future Demands

U.S. Growth:

- **GRIFOLS Inclusiv** portfolio sales in the U.S. have more than doubled in one year
- Continued strength is expected as ~6k hospitals deal with challenging new requirements
- Current adoption of IV workflow software is estimated at ~20% and experiencing high growth
- Adoption of automation solutions in IV compounding is low and expected to experience sustained growth

Global Growth:

- Other markets have already begun to adopt stricter standards for IV compounding and this trend is expected to continue to expand globally

Global IV Compounding market

$1.3bn

in 2017

Global Pharmacy Automation market

$6bn

in 2017

Source: Pharmacy Automation: Technologies and Global Markets Report from BCC Research, 2016; IAS026E and also on Global Cleanroom Technology Market Size: Industry Report from Grand View Research, 2017; GVR-2-68038-216-7

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 95

Complete Solution to Meet IV Compounding Needs

Most Comprehensive IV Compounding Portfolio: A Key Opportunity



Clean Room Environment
Workflow
Automation
Material Management
Quality Assurance
Data & Insights
Devices
Misterium
airinspace
CIMScan
Phocus Rx
KIRO oncology
KIRO Fill
Gri-fill
StocKey®
Software
MedKeeper suite of apps
Verification
Carts
Activities
Inspections
Training
Tracking
KIRO Link
CIMScan
Silicon. (CPOE)
StocKey®
CIMScan
Silicon. (CPOE)
Service
Misterium
GRIFOLS ENGINEERING

GRIFOLS

Investor and Analyst Meeting 2019 | North Carolina | 96

Complete Solution to Meet IV Compounding Needs Most Comprehensive IV Compounding Portfolio: A Key Opportunity * Under development: Kiro Fill for Grifols. Little is known about the Loccioni product. ** ARxIUM claims that RIVA could be used for Oncology/HZ drugs, they report one installation but not confirmed results yet Baxter, ICU (Hospira) and Becton Dickinson (Alaris) have smart infusion pumps (IV Delivery & Administration) Investor and Analyst Meeting 2019 l North Carolina 97 Compounding Inventory Aseptic Procedures Consulting Cleanroom IV Workflow Management Semi-Automated Compounding Robot Oncology Robot batch IVs Grifols * Omnicell Loccioni * ARxium ** Baxter ICU BD

Positioning for a Comprehensive and Integrated Portfolio Strengthening Grifols’ Portfolio Acquisition Customer Experience Moves from an isolated product offering to an integrated system in which each product plays a key role Partner vs. Product expert Investor and Analyst Meeting 2019 l North Carolina 98 MedKeeper Kiro Acquisition Grifols Integrated Portfolio

Core Insight It Is All About Safety • Pain points included the need to meet regulatory requirements, demands for efficiency, and a host of other daily pressures However their underlying motivation was safety: • • Safety was far and away their primary motivation –specifically, patient safety Most pharmacy directors had chosen to work in hospitals to work more closely with patients In their leadership roles they felt they could have a larger impact on safety • • Investor and Analyst Meeting 2019 l North Carolina 99 SAFETY FIRST

New Branded Portfolio Strengthening Grifols’ Portfolio A single over-arching portfolio of integrated products – customer focused. · Power is in the system vs components · Investor and Analyst Meeting 2019 l North Carolina 100

cl SIV compounding portfolio GRIFOLS

Portfolio Offers Strong Value Proposition Strengthening Grifols’ Portfolio • Customers felt the range of products in the portfolio presented was comprehensive and few considered it to be missing any components They responded very positively to the idea of a single provider that could offer a full portfolio of solutions for the IV compounding area and also found it unique • Investor and Analyst Meeting 2019 l North Carolina 102 I haven’t seen anybody that has breadth of services like this” It seems like a one-stop shop. It's good. I haven't seen anybody actually present it in a complete package like this”

Inclusiv Brand Communicates Breadth and Depth Strengthening Grifols’ Portfolio • The winning brand name and logo successfully communicated the breadth of a connected IV portfolio consistent with the value proposition presented to customers Investor and Analyst Meeting 2019 l North Carolina 103 Initially, when I looked at it, it said to me it’s everything …which tells me that it’s all things IV” Is when they have everything that’s needed for compounding”

New Campaign Communicates Safety and Strongly Resonates Strengthening Grifols’ Portfolio • The advertising concept successfully communicated patient safety in a way that connected emotionally with customers The portfolio was seen as the solution that could help customers protect their patients • family through the baby or not; it's more that's the most important thing we do, Investor and Analyst Meeting 2019 l North Carolina 104 We have the ability to either care for the than the little one there. It's about the patient, protecting our patients, and that's why we're pharmacists” As a healthcare provider it’s our responsibility, sort of like a parent to a baby, because they can’t protect themselves. It starts with somebody overseeing the protection and the safety process. It’s relatable, especially if you have children, as well as some of the history causing the movement in safety in the compounding space”

Inclusiv Portfolio Is a Good Fit Within Broad GRIFOLS Relationship Strengthening Grifols’ Portfolio Investor and Analyst Meeting 2019 l North Carolina 105 “What does GRIFOLS signify for me? Stability. Commitment. They are there to develop long-term relationships and that’s what I like about them”

Key Takeaways Longer-Term systems for sterile IV compounding in the U.S. Continued growth of integrated, data-driven suite of solutions for pharmacy operations through global expansion sustainability, including expanded Multichannel Marketing capabilities Consider growth through adjacent strategies Leverage leadership and expertise in IBAM to accelerate growth and profit in U.S. Drive value of MedKeeper & Kiro acquisitions Execute core strategies in IV Compounding Control, Contract Manufacturing and IV Solutions Investor and Analyst Meeting 2019 l North Carolina 106 Grifols Hospital Division Will Continue Its Strategic Evolution to Become a Comprehensive Solutions Provider for the Operational Pharmacy Mid-Term Lead Near-Term Expand Leading provider of scalable Strengthen As growth accelerates, resource for

One Grifols Panel From Opportunistic to Systematic Lafmin Morgan Chief Commercial Officer

Evolution in Our One Grifols Approach From Opportunistic to Systematic and Strategic Research Customer Needs & Expectations Act Strategic Account Management Measure Monitoring Our Impact New Opportunities: As the broader portfolio has been socialized new opportunities for all businesses have emerged Awareness: Evolution in customer awareness of our full portfolio & how new opportunities impact our existing baseline business • Strategic Partnerships: Fully understand customer goals and priorities - offer tailored, strategic solutions Ease of Doing Business: One account manager as single-access point for each customer • Cross-training: Knowledge of full commercial portfolio Cross-pollination: Businesses meet/discuss common customers Education: Interpret buying signals/purchasing process across all businesses • • • • • Investor and Analyst Meeting 2019 l North Carolina 108

IDNs Are Key to Build the U.S. Immunohematology Business Leverage Existing Relationship to Open Doors for Our BTS Products Consolidation is a key trend on the industry +500 M&A ACTIVITIES (SINCE 2014) IDNs and GPOs goal is to reduce members’ operating costs We are structured to ensure that each buying experience promotes our corporate values in terms of: • • • Patient Safety Operational Ease Financial Transparency Investor and Analyst Meeting 2019 l North Carolina 109 Best Portfolio to Meet Customer Needs IDNs and GPOs Organizations Grifols Organization

Self-Sustainability with IV Solutions Saline Today and Anti-Coagulant in the Future • 100% of Normal Saline for Biomat is from GRIFOLS • NDA for anti-coagulant solution (sodium citrate) has been submitted to FDA Investor and Analyst Meeting 2019 l North Carolina 110

One Grifols Panel Impact on Customer Engagement

Grifols, the Provider of the Portfolio A Robust Strategy Dynamically Positions the Division • Most customers were familiar with Grifols pharmaceutical products and had positive impressions • Reliability (consistency of supply) and product quality were mentioned Only a minority of customers were aware of the products and services offered by Grifols in the IV compounding area. Those who were familiar with them had positive experiences with clean room design and consultation Most found it credible that Grifols could offer the portfolio, citing our ability to meet rigorous cGMP standards required of an FDA-approved pharmaceutical manufacturer • • Investor and Analyst Meeting 2019 l North Carolina 112 They are the experts in this. They are living it through their manufacturing arm. They have the ability to help you out” I think they have a good brand name associated with them. Positive connotation”

Improving A1AT Genetic Diagnosis Partnerships With Local Laboratory or In-house Testing Services ples processed tients for treatment 6,500 • Positive user feedback SAMPLES Investor and Analyst Meeting 2019 l North Carolina 113 •Reduction on diagnostic times •Decrease need for sequencing TESTED Significant Reduction of Laboratory Turnaround Time•3,500 sam •29 new pa candidate PreviouslyA1AT Genotyping TAT (DAYS) Test Partner with local laboratory or in-house testing services 60 5 Model B Service at Progenika laboratory Model A local partner laboratory

AATD Testing First Buccal (Cheek) Swab on the Market for Alpha-1 Diagnosis Benefits to Healthcare Providers and Patients Technology, innovation and services improve ease of use and convenience for HCPs and patients Easy to use Non-invasive Detects 99.9% of AATD cases Rapid results (<1 week) Reliable results (EU and FDA approval) Investor and Analyst Meeting 2019 l North Carolina 114

One Grifols Panel Internal Impact

Creation of Global Commercial Technical Services New Global Function Will Support Customers Across All Divisions and Regions Bioscience Diagnostic Hospital Investor and Analyst Meeting 2019 l North Carolina 116 New Ways of Working • Identify and use common technologies and approaches • Strengthen collaboration between industrial and commercial functions by building a customer first framework • Optimize the customer experience and leverage internal synergies to the benefit of all divisions

CLIA Lab in San Marcos Provides Multi-Divisional Support Multiple Collaboration Projects With Bioscience and Other Areas Grifols Plasma Special Program AB Test Validation Genetic Testing Services Identification of donors with Rho D Antibody to make Rho(D) Immune Globulin CLIA validation for the investigation of Alzheimer’s disease Clinical Study on patients with mild-to-moderate Alzheimer’s disease Investor and Analyst Meeting 2019 l North Carolina 117

Grifols-MedKeeper NPS Rolling 12-Month Average 70 Apple Laptops, 63 Kaiser, 40 40 30 Investor and Analyst Meeting 2019 l North Carolina 118 World Class 70 to 100 Poor 0 to -100 Good 0 to 30 Great 30 To 70 100 90 80Costco, 79 Nordstrom, 64 60 50 Roche, 35 Novo Nordisk, 33 20 10 0

One Grifols Awards Enterprise-Wide Incentives Support a One Grifols Culture NE GRIF LS AWARDS ENHANCING XI T OPTIMIZING PROCESSES I 119 GRIFOLS Investor and Analyst Meeting 2019 I North Carolina UNLOCKING

One Grifols Panel Discussion

Grifols Commercial Is Achieving Lasting Success Leadership and Successful Track Record • • • • • Talented team with proven ability to execute and overcome obstacles Strong market fundamentals across business lines Long-term benefit accruing from One Grifols customer focus Planned launches building on strong foundation for future growth Continued growth through geographical expansion Investor and Analyst Meeting 2019 l North Carolina 121

Plasma Procurement Strategy Capacity Leadership in Plasma to Optimize Growth Peter Allen President and CEO, Biomat USA

Grifols Plasma Procurement Is Strong and Well Positioned Capacity Leadership Drives Growth Opportunities Investor and Analyst Meeting 2019 l North Carolina 123 • 122 additional centers since 2016 • Global network of +290 centers on two continents; pending three • Collection network will expand to approximately 370 by 2024 • Advance strong self-sufficiency position • Focus on donor segmentation • Excellence in logistics and lab testing; accuracy and throughput • Improving efficiencies through technology and programs

Double-Digit Collections Growth With Strong Performance Capacity Leadership Drives Growth Opportunities Investor and Analyst Meeting 2019 l North Carolina 124 • Plasma obtained have increased significantly, driven by improved processes, extension of hours, facility expansions, and acquisitions • Benefitting our plasma collection growth is a fully integrated and balanced plasma procurement organization • Substantial work has been done to focus on both donor and center employee recruitment and loyalty • Continued focus on quality performance 201620172018 Grifols Plasma Volume Performance in Liters

Grifols’ Global Plasma Procurement Grifols’ Plasma Donor Centers U.S.: 171 (Dec. 2016) 2016 Grifols Plasma Operations IBBI (49%) Investor and Analyst Meeting 2019 l North Carolina 125

Grifols’ Global Plasma Procurement Grifols’ Plasma Donor Centers Worldwide: 293 (June 2019) 2017-2019 Biomat USA Northeast Biomat USA IBBI (49%) West Biomat USA Southeast Biomat USA Central Establishment of the Biomat USA Holding and business units Investor and Analyst Meeting 2019 l North Carolina 126

Grifols’ Global Plasma Procurement Grifols’ Plasma Donor Centers Worldwide: 293 (June 2019) 2017-2019 Biomat USA Northeast Biomat USA IBBI (49%) West Biomat USA Southeast Biomat USA Central Biotest Pharmaceutical Corp. Establishment of the Biomat USA Holding and business units Acquisition of Biotest U.S. Corporation and 12 Kedplasma donor centers Investor and Analyst Meeting 2019 l North Carolina 127

Grifols' Global Plasma Procurement

Grifols' Plasma Donor Centers Worldwide: 293 (June 2019)

2017-2019



Biomat USA West
IBBI (49%)
Biomat USA Northeast
Biomat USA Southeast
Biomat USA Central
Biotest Pharmaceutical Corp.
Haema AG
Plasmavita Gmbh (50%)

Establishment of the Biomat USA Holding and business units
Acquisition of Biotest U.S. Corporation and 12 Kedplasma donor centers
First Grifols DC's in Europe with acquisition of Haema AG. Also, joint venture with Plasmavita Gmbh

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 128

Grifols' Global Plasma Procurement

Grifols' Plasma Donor Centers Worldwide: 293 (June 2019)

2017-2019


Biomat USA West
IBBI (49%)
Biomat USA Northeast
Biomat USA Southeast
Biomat USA Central
Biotest Pharmaceutical Corp.
Haema AG
Plasmavita Gmbh (50%)
Shanghai RAAS (26.2%)

Establishment of the Biomat USA Holding and business units.
Acquisition of Biotest U.S. Corporation and 12 Kedplasma donor centers
First Grifols DC's in Europe with acquisition of Haema AG. Also, joint venture with Plasmavita Gmbh
Intention to have strategic alliance in China, with 26.2% stake in Shanghai RAAS

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 129

Grifols’ Global Plasma Procurement Grifols’ Plasma Donor Centers Worldwide: 293 (June 2019) 2017-2019 Biomat USA Northeast Haema AG Biomat USA IBBI West Biomat USA Southeast Plasmavita Gmbh (50%) Biomat USA Central Shanghai RAAS (26.2%) Biotest Pharmaceutical Corp. Establishment of the Biomat USA Holding and business units Acquisition of Biotest U.S. Corporation and 12 Kedplasma donor centers First Grifols DC’s in Europe with acquisition of Haema AG. Also, joint venture with Plasmavita Gmbh Intention to have strategic alliance in China, with 26.2% stake in Shanghai RAAS Acquisition of the remaining 51% of IBBI Investor and Analyst Meeting 2019 l North Carolina 130

Grifols' Global Plasma Procurement

Grifols' Plasma Donor Centers Worldwide: 293 (June 2019)

2017-2019



Biomat USA West
IBBI
Biomat USA Northeast
Biomat USA Southeast
Biomat USA Central
Biotest Pharmaceutical Corp.
Haema AG
Plasmavita Gmbh (50%)
Shanghai RAAS (26.2%)

- **Capitalize on best practices**
- **Leverage global and local balance**

- **Diversified talent pool**
- **Effective learning, trials, pilot studies**

Establishment of the Biomat USA Holding and business units

Acquisition of Biotest U.S. Corporation and 12 Kedplasma donor centers

First Grifols DC's in Europe with acquisition of Haema AG. Also, joint venture with Plasmavita Gmbh

Intention to have strategic alliance in China, with 26.2% stake in Shanghai RAAS

Acquisition of the remaining 51% of IBBI

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 131

Plasma Procurement Strategy: Expansion and Diversification Capacity Leadership in Plasma to Optimize Growth Opportunities Investor and Analyst Meeting 2019 l North Carolina 132 2019 FC2020 FC Plan June 2018Plan June 2019 370 297 20152017 2019FC2022FC2024FC Grifols U.S. centersGrifols EU centersLocation TBD 297 301 275 271 316 54 52 52 190 45 264 264 252 160 190 160 Grifols U.S. & EU Donor Centers Growth Above the Plan

Plasma Procurement Strategy: Lab Expansion Capacity Leadership in Plasma to Optimize Growth Opportunities (Million Donations) 35 30 25 20 15 10 5 0 2015 2017 2019FC 2022FC 2024FC Grifols U.S. Labs Grifols EU Labs Investor and Analyst Meeting 2019 l North Carolina 133 Grifols U.S. & EU Lab Capacity

Regulatory Inspections in 2018 Grifols’ High Standards Ensure Operational Efficiency and Sustainable Growth 100 80 60 40 20 0 2012 2013 2014 2015 2016 2017 2018 1. More than 90% of FDA inspections resulted in 0 observations 2. Suspension, revocation or loss of any license or certification; warning letter; imposed suspension of any regulated activity, etc. 3. State environmental agencies, OSHA, ex-US/EU Agencies 4. Number of FDA inspections with “0 issues (Form-483) Investor and Analyst Meeting 2019 l North Carolina 134 A proven track record: no administrative actions or other regulatory issues promote cost savings across the value chain Close to 100% of FDA inspections with “0” observations(4) Agency Inspection Days Admin Actions(2) FDA(1) 405 0 EU 313 0 COLA/CLIA 86 0 PPTA 82 0 Other(3) 116 0 TOTAL 1,002 0

Plasma Procurement Strategy Focus on Grifols’ Competitive Advantage Investor and Analyst Meeting 2019 l North Carolina 135 Growth • Acceleration in growth of plasma centers • Number of donor centers • x2 Collections 1 year in advance • EU plasma supply; diversifying supply • Expand business development capabilities Operational efficiencies • Standardizing processes • Continuous quality assurance best practices • Leverage current and new technologies x2 Index 100 = 2016 20162022FC Grifols Plasma Collections

Market and Self-Sufficiency

U.S. Plasma Market Growth1 Plasma Collection 40 20 15 10 2014 2015 2016 2017 2018 Investor and Analyst Meeting 2019 l North Carolina 137 Consistent Growth • Plasma collection has continued to be a large, growing industry year-on-year • In 2018, the U.S. plasma market collected c.40 million liters • The number of donor centers reached 737 by the end of 2018 • Increasing collections and recruiting qualified staff are main challenges • Growth in volume with CAGR +10% • Growth in centers with CAGR +11% (Million liters)(# of centers) CAGR750 35700 30650 25600 550 500 5450 0400 Million Liter# of Centers 1 Source: PPTA - The Plasma Protein Therapeutics Association data Plasma figures corresponds to plasma from plasmapheresis +11% 737 671 601 530 478 U.S. Plasma Collection Growth

EU Plasma Market Growth1 Plasma Collection 100 2014 2015 2016 2017 2018 Plasma figures corresponds to plasma from plasmapheresis Investor and Analyst Meeting 2019 l North Carolina 138 Restrained Growth • In 2018, the EU plasma market collected c.2.4 million liters (Germany 1.6, Austria 0.5 and Czech Rep and Hungary 0.3 million liters) • The number of donor centers reached 111 by the end of 2018 • Increasing collections and recruiting qualified staff are main challenges, as volume growth is flat in the last years. • Main players, Grifols (Haema), Octapharma, CSL, Biotest, TMD and KedPlasma • Growth in centers with CAGR +5% (Million liters)(# of centers) 3.0CAGR150 2.5125 2.0 1.5 75 1.0 0.550 0.025 Million Liter# of Centers 1 Source: PPTA EPCC - The Plasma Protein Therapeutics Association data +5% 103 93 107 111 90 EU Plasma Collection Growth

European Collection Dynamics Continue to Evolve

European Collection Requirements Differ From the U.S.

	EU	U.S.
Frequency	Varies; From 2x/7 days (48h Lapse) to 1x/14 days From 24 to 60 donations/year	2x/7 days (1 day btw 2); 104 donations/year
Collection volume	Varies, based on weight or estimation % blood From 600 ml to 850 ml	Std. volume based on weight; 690, 825, 880 ml
Donor compensation	Reimbursement only in 4 countries (CZ, DE, AT & HU)	Not regulated; Compensation for time/effort at market rates
Donor culture	Creating donor cultures: centers smaller/newer	Developed culture in most markets

- U.S. utilizing more of its collection capacity; less for export
- EU dependency on U.S. source plasma must be replaced
- EU nations vary in regulatory statutes impacting viability for collectors

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 139

Plasma Procurement Strategy: Update 2019 Self-Sufficiency1 Ahead Expanding Plasma Capacity While Working Toward of Plan Investor and Analyst Meeting 2019 l North Carolina 140 20172019FC2021FC2023FC Grifols collections3rd party 20172019FC2021FC2023FC Grifols collections3rd party 1. As % of total liters of fractionated plasma 15% 6% 5% 3% 97% 95% 94% 85% 15% 6% 5% 96% 94% 95% 85% Regular Source Plasma – Update 2019 Regular Source Plasma – 2018 IAD

Plasma Procurement Strategy: Update 2019 Self-Sufficiency1 Ahead Expanding Plasma Capacity While Working Toward of Plan Investor and Analyst Meeting 2019 l North Carolina 141 20172019FC2021FC2023FC Grifols collections3rd party 3% 20172019FC2021FC2023FC Grifols collections3rd party 1. As % of total liters of fractionated plasma 2. Anti-Hepatitis B, Anti-D, Anti-Tetanus, Anti-Rabies, CMV and RSV programs 36% 29% 21% 9% 91% 79% 71% 64% 36% 1% 99% 1% 99% 97% 64% Hyperimmune Plasma – 2018 IAD Leadership on Hyperimmune Plasma2 – Update 2019

Plasma Procurement Strategy: Update 2019 Self-Sufficiency1 Ahead Expanding Plasma Capacity While Working Toward of Plan Investor and Analyst Meeting 2019 l North Carolina 142 20172019FC2021FC2023FC Grifols collections3rd party 3% 20172019FC2021FC2023FC Grifols collections3rd party 1. As % of total liters of fractionated plasma 2. Anti-Hepatitis B, Anti-D, Anti-Tetanus, Anti-Rabies, CMV and RSV programs 15% 6% 5% 3% 97% 95% 94% 85% 36% 1% 99% 1% 99% 97% 64% Leadership on Hyperimmune Plasma2 Regular Source Plasma

Positioned for Self-Sufficiency in Plasma Collection One Grifols and Long-Term Contracts Protect Our Market Position and Growth • • • • • • • Plasma collection centers Source plasma Hyperimmune plasma Testing Logistics Saline (Biomat USA centers 100%) Anti-coagulant (2019 approval) Investor and Analyst Meeting 2019 l North Carolina 143

Plasma Procurement: Future Growth

Plasma Procurement: Future Growth Delivering Personalized Experience Through Segmentation Segmentation analysis seeks to identify natural segments in the market by MAXIMIZING SIMILARITIES WITHIN SEGMENTS and MAXIMIZING DIFFERENCES BETWEEN SEGMENTS Investor and Analyst Meeting 2019 l North Carolina 145

Five Segments Identified, Representative Across Fleet Shift from Differentiating by Donor Frequency to Personalizing by Life Philosophy and Donation Attitudes 15% 13% Segments 37% Frequenc y Cohorts Super c Q) Htgh& Q) ' Medtum lL c 0 Infrequent iii c 8 New Investor and Analyst Meeting 2019 I North Carolina I 146 GRIFOLS

Technology Ecosystem Enables Engagement Uniquely Positioned to Deliver With Internal Development and Partnerships Donor Experience Technology Investor and Analyst Meeting 2019 l North Carolina 147

Plasma Productivity Journey Journey Status on Track Investor and Analyst Meeting 2019 l North Carolina 148 Journey achievements • Plasma technology plan defined in alignment with 4 goals • Acquisitions providing essential insights • Collection technology • BECS • Business Process Management tool

Plasma Supply Chain Efficiencies

Logistics: Integrated Plasma Supply Chain Capable Multi-Site System Drives Cost Reductions Investor and Analyst Meeting 2019 l North Carolina 150 • 125% throughput increase with a modest increase in labor • One shared database among multiple locations (LA, Clayton and Ireland) • Grifols U.S. centers and warehouses currently operate with centralized release, enabling efficiencies in inventory management • Semi-automated plasma clearing lines • Automated freezer, conveyors and pallet automatic retrieval systems • Back-up systems to support emergency situations

Logistics: Integrated Plasma Supply Chain Capable Multi-Site System Drives Cost Reductions Alignment across the supply chain drives cost reductions Coordinated movements of material between U.S., Ireland, and Spain 50+% U.S. freight cost/l reduction since 2011 40% transit time reduction since 2016 65% center inventory reduction since 2011 20% ocean freight cost reduction since Q1 2017 Investor and Analyst Meeting 2019 l North Carolina 151 Infrastructure Processes Highly automated plasma logistics centers (7.7m liters global storage) capacity) Clayton/Benson 4.4m liter capacity Los Angeles 1.5m liter capacity Barcelona 1.0m liter capacity Dublin 0.8m liter capacity

Key Takeaways

Key Takeaways Capacity Leadership to Optimize Growth FOCUS ON SOURCING AND DIVERSIFICATION • Grifols is committed to maintaining its leadership through a sustainable growth in plasma collection by promoting a fully integrated plasma procurement organization Grifols is investing in new centers to continue the plan to reach approximately 370 by 2024 Plasma procurement is now on three continents, further diversifying plasma supply Self-sufficiency positions Grifols for stable performance and cost benefits • • • FOCUS ON DONOR ATTENTION AND EFFICIENCIES • • • Donor focus and attention is continuously refined and supported Grifols’ commitment to highest quality and safety standards remains top priority Operational efficiency improvements include continuous upgrades of plasma centers and customer service to increase donor recruitment and loyalty Excellent testing turnaround times and flexibility in testing laboratories • Investor and Analyst Meeting 2019 l North Carolina 153

Bioscience Manufacturing Excelling at the Fundamentals Operations Eduardo Herrero President, Bioscience Industrial Group

Bioscience Manufacturing Operations

Grifols' Global Footprint Today

30+ million
packaged vials in 2018



4
Manufacturing sites

USD 1.3+ billion
in CAPEX investments over the last 5 years

290+
plasma collection centers across the U.S. and Europe

16,000+
Bioscience operations employees

3,500+
employees in manufacturing sites

450+
R&D employees

12,500+
employees in plasma operations sites

State-of-the-Art Manufacturing Sites


Dublin
Los Angeles, CA
Clayton, NC
Barcelona

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 155

Bioscience Manufacturing Operations Core Pillars 1 Capacities • • • • • • • Continuous manufacturing expansion Manufacturing sites operations Fractionation Purification Filling Packaging operations Warehouses and QC laboratories 2 Efficiencies • • • • • • Manufacturing cost per liter Quality-and safety-driven Digitalization Supply chain Global sourcing Main achievements 3 Business model • • • • L-T growth sustainability Toll plasma fractionation Flexibility and versatility Biosurgery partnership Investor and Analyst Meeting 2019 l North Carolina 156

Bioscience Manufacturing Capacities 1

Continuous Manufacturing Expansion

Global Enhancement

Capacities


Dublin
Albumin
Plasma Log WH
Pack. Expansion
Los Angeles
New Pack & WH
Albumin bags
Gamunex 2nd Train
FVIII upgrades
Water &Steam capacity
Clayton
New Fraction. Bdg
Purif. & Filling Fac.
Final Product WH
Packaging Expansion
QC Lab expansion
Barcelona
Albumin 4th Line
New A1PI Plant
FS New Plant
FS Packaging
EU Plasma Labs

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 158

Manufacturing Sites Operations

A Dynamic and Flexible Approach

Capacities

	Manufacturing activities	Talent*	Products
Clayton	Fractionation Purification Filling Packaging	1,200+	Immunoglobulin Albumin pd Coag. Factors Alpha-1 Antitrypsin Specialty IG, Antithrombin III
Barcelona		1,100+	
Los Angeles		800+	Immunoglobulin Albumin pd Coag. Factors
Dublin	Packaging	100+	Immunoglobulin Albumin pd Coag. Factors Alpha-1 Antitrypsin Solvents





* It includes direct and indirect headcount in manufacturing plant

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 159

Fractionation Capacity Capacities Global Capacity Availability at Constant Growth over 2018 new and emerging markets start to play decisive Investor and Analyst Meeting 2019 l North Carolina 160 • Process efficiencies allow continuous incremental capacities: 3% fractionation capacity increase • Target fractionation capacity accelerated to be reached in 2021 • Global demand is becoming more complex as roles • Grifols Engineering solutions for ABOs in plasma in bags and bottles represent new opportunities (recover and source) (Million liters) CAGR 14-23 = 9.2%19.0 NFB 201420192023 BarcelonaLos AngelesClayton 15.2*CLY 11.6 *CLY 8.6NFF 7.9 3.0 *BCN Fr.IV 2.4 2.4 2.4 5.0 5.0 3.2 Fractionation Capacity per Year General Remarks

Key Proteins Purification Adapting to Demand Variability Capacity (I) Capacities continue driving the hemoderivatives market and Investor and Analyst Meeting 2019 l North Carolina 161 • Immunoglobulin and albumin are expected to Grifols is committed to meeting this demand • Albumin production increase and additional bag presentation to address the needs of a growing market • Balanced ratio fractionation and purification (Million liters) 106% CAGR 14-23 = 9.3%93%*CLY PFF 201420192023 (Million liters)131% 201420192023 Fractionation capacityPurification capacityFractionation ratio CAGR 14-23 = 12.9%*DBL 100%*BCN 4th Line 24.8 19.0 97% 16.1 15.2 8.3 8.6 Albumin *LA 2nd Train 20.1 19.0 15.2 105% 14.1 9.0 8.6 Immunoglobulin General Remarks

Key Proteins Purification Capacity (II) Capacities Adapting to Demand Variability CAGR 14-23 = 13.5% Investor and Analyst Meeting 2019 l North Carolina 162 • Investments and execution of new facilities, along with validation and regulatory submissions ensure Prolastin®-C facilities in the U.S. and Spain will meet global demand • pd FVIII will continue balancing Grifols’ performance. Equipment upgrades and process optimization both support product availability at a competitive cost (Million liters) 64% 201420192023 (Million liters) 71% 106% 201420192023 Fractionation capacityPurification capacityFractionation ratio CAGR 14-23 = 4.5%76% 19.0 15.2 *CLY Impro. 13.5 11.5 9.1 8.6 Pd FVIII 45% 64% 19.0 15.2 12.2 9.8 8.6 *BCN P ro-C 3.9 Alpha-1 Antitrypsin General Remarks

Evolution of Filling Production Capacities Generating Reliability and Sustainable Growth +43% Investor and Analyst Meeting 2019 l North Carolina 163 +43% +23% 20152017FC2019 +33% +15% 20152017FC2019 +60% 20152017FC2019 -10%-12% 20152017FC2019 Growths are projected on 2015 year 100 basis IVIG pd Factor VIII Alpha-1 Albumin

Packaging Operations Capacities Standardized Packaging Process Enhances the Supply Chain Investor and Analyst Meeting 2019 l North Carolina 164 •U.S. plants to cover domestic market•Dublin centralization of packaging activities globally boosts flexibility and efficiency •BCN plant to cover local market and EU toll fractionation •Standardized packaging process enables executing on •Increased capacity by site market dedicationmargin recovery at all sites Los Angeles U.S. Canada Los Angeles U.S. EU & RoW Barcelona Spain Barcelona Spain & EU U.S. RoW Clayton U.S. Canada Dublin EU&ROW Clayton U.S. Canada EU & RoW Dublin EU & RoW U.S. 2024 Today

Warehouses and QC Labs

Enhancing Manufacturing Chain

Capacities

Warehouses

North Carolina Final product Warehouse

- CAPEX ~ USD 12M
- +6,000 pallet positions → 31,250 ft^2
- More efficient storage
- Improve physical & IT control over final product
- Risk reduction and no 3rd party

Los Angeles Packaging Operations

- CAPEX ~ USD 17M
- +17,000 pallet positions → +105,000 ft^2
- Two new packaging lines
- Future Albumin in Bags packaging line
- +6% of final product storage capacity


GRIFOLS

QC Labs

QC Laboratories in Barcelona

- CAPEX ~ EUR 2.2M
- 6 Kardex carousel → +1.3 M samples
- Clinical archive of samples Library → up to 0.7 M in 2021
- R+D Lab enlargement (+450 m^2)

QC Laboratories North Carolina & LA

- CAPEX ~ EUR 5M
- Micro / Sterility Lab
- +107% of area expansion
- Improve performance of assays
- Sterility testing area based on isolators


GETINGE

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 165

Bioscience Manufacturing Efficiencies 2

Evolution of Manufacturing Cost per Liter

Capacity Leadership in Manufacturing to Optimize Growth Opportunities

Efficiencies

General remarks

- New facilities are deployed to work optimally to reduce cost per liter
- Constant upgrades in manufacturing operations lead to continuous yield increases
- Skilled workforce able to produce more per headcount

Manufacturing Cost Per Liter[1] vs. Throughput


+50%
-7%
2014
FC2019
Manufacturing cost per liter
Global Throughput

1.- Manufacturing cost per liter does not include amortizations and depreciations

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 167

Driven by Quality and Safety Efficiencies Grifols’ Value Proposition 3 16 12 18 6 USA Spain Ireland EMA US FDA Others* *Taiwan FDA, Health Canada OSE, CFDI Chinese FDA , MoH of Rep. Kazakhstan, ANVISA Brazil, South Korea MFDS, PPTA… Investor and Analyst Meeting 2019 l North Carolina 168 > 30 inspections without critical observations Regulatory inspections 2017 - 1Q 2019 by entity Regulatory inspections 2017 - 1Q 2019 by site

Digitalization Efficiencies Preparing for a New Era in Manufacturing Segmentation • Automatically guarantee fulfillment of required characteristics for each product license and destination in batches produced Production planning based on the capacity of specific lines and manufacturing equipment Management of batch allocation according to specific market requirements and prioritization in cases with multiple options Cost reduction by ~ EUR 5M for disposal of raw materials and repackaging Online Notification • • • • IT systems in plants connected to an MRP Stock optimization Minimize documentation errors and information flow up to 85% Enhance efficiencies in production processes • • • Investor and Analyst Meeting 2019 l North Carolina 169 Data collected will be leveraged to develop an integral Manufacturing Plant Information System based on KPIs Productivity driven by an efficient ecosystem Manufacturing plants will collect significant data from operational processes: - Big Data - Predictive analysis - Artificial Intelligence Ongoing Projects Ecosystem

Supply Chain Efficiencies Grifols’ Value Chain A New Integrated Planning Process Model: A Roadmap for Business Review Tender Management Tool Plant Attainment • ONE Business Plan from strategy to execution, enhancing alignment between production and markets needs E2E visibility to improve predictability, anticipation and responsiveness • New Tender Management Tool Optimize inventory thresholds for plasma, intermediates and finished goods Supply chain KPIs • Plant attainment • Vials filled, packed and sold • • • Vials filled, packed and sold Investor and Analyst Meeting 2019 l North Carolina 170 Management Integrated Reconciliation Supply Review Demand Review Product Management Review

Global Sourcing Efficiencies Manufacturing Operations Cost Containment and Risk Mitigation Investor and Analyst Meeting 2019 l North Carolina 171 •Globalization of vendor management is key to ensure both economic efficiency and manufacturing flexibility •Rationalizing the vendor base allows grouping procurement volumes, leading to better economic outcomes •Standardizing raw material specifications across manufacturing sites improves flexibility in the supply chain •Global sourcing mitigates supply chain risks by ensuring double sourcing for critical raw materials •Nearly 70% of contracts are under global procurement supply and price negotiation instead of local activity by plant, leading to price reductions Bioscience Global Sourcing

Main Achievements

Manufacturing and Product Approvals - Progress on Track

Efficiencies

2018 to Present	Ongoing
• Fr. IV-1/IV-4 co-precipitation in NFF • Prolastin® from Spanish plasma toll fractionation • Filling line 3 (Alpha-1 Liquid) • Approval of Gamunex® 2nd train in LA • Alternative Plasma storage and packaging in Dublin (FDA) • Ebola plant and product (CDC and IFER) • Albumin in bags 25% (FDA) • Rabies-C and GamaSTAN®-C (FDA) • IGIV-C (Gamunex®-C) - Fraction II+III Paste Weight Increase	• License submission of Fraction IV_1 from Clayton for Prolastin®-C in BCN • Submission of 20% SCIG • Alphanate® new method in Clayton • Albumin in bags 5% and 20% • Prolastin® -C Liquid 0,5g and 4g • New packaging lines in Dublin • Koate® Room Temperature • Modular Thrombin for Ethicon (U.S.) • 900 IU HyperRAB® vial

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 172

Bioscience Industrial Business Model 3

Long-Term Manufacturing Sustainability Business Model Prepared to Exploit Market Opportunities Plasma shipment to manufacturing Plasma collection Plasma warehousing Plasma samples Plasma fractionation in donor centers testing plants 1 2 3 4 5 Protein purification Finished good distribution Protein filling Vial packaging 6 7 8 9 FULL VERTICAL INTEGRATION • • • Total control over the supply chain Product availability according demand Ability to react to market opportunities Investor and Analyst Meeting 2019 l North Carolina 174

Toll Plasma Fractionation

Our Track Record Endorses Us

Business Model

Business Review

- Promotes countries' **self-sufficiency** in hemoderivatives

  - ↓ Foreign dependency
  - ↑ Saving for these countries

- Allows diverting U.S. plasma procurement and manufacturing supply more efficiently
- Develops technology transfer and enhances awareness

Grifols Know-How

- Operating in 5 countries
- Projects in new 5 countries (EU and ROW)

Country	Since	Approx. annual volume (L) (2018)	Grifols facility
Spain	1978	375,000	Barcelona
Canada	1988	140,000	Clayton NC
Slovak Rep.	2002	40,000	Barcelona

Reference in Toll Plasma Fractionation with nearly **10 M** of plasma liters collected since 1978

Spain

- **100%** Spanish Plasma under toll fractionation contracts
- **17** different agreements (regions)
- Self-sufficiency: Albumin 56%, F-VIII 47%, IGIV 39%
- 2018 savings in Spanish healthcare system > EUR **60M**

+ Grifols Additional Services

Communication Tools

Web (Plasma Management Services portal)

PediGri system provides total traceability from donation to the end product

Contract Fractionation Plasma Manual

Quality & Professional Training Services

Quality program at Academy

Professional Training in GMP

Blood Bank Services Portfolio

Plasma Transport & Storage

Contingency plans

IPTH & Secure Program

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 175

Manufacturing Flexibility and Versatility (I) Business Model Four Manufacturing Plants, One Aligned Approach Pastes Multiple combinations in pastes transfer among manufacturing plants creates back-ups and enables maximizing fractionation facilities utilization Packaging Full packaging movement options among manufacturing plants allows meeting potential demand peaks driven by market volatility PASTES PACKAGING Investor and Analyst Meeting 2019 l North Carolina 176

Manufacturing Flexibility and Versatility Four Manufacturing Plants, One Aligned Approach (II) Business Model Albumin for the Italian market Purification Filling Fraction V Fractionation Packaging Vial of Albumin Possible alternatives: • • • • Fractionation, purification, filling and packaging in Los Angeles (LA) Fractionation (NC), purification and filling (LA) and packaging (LA or Dublin) Fractionation, purification, filling (NC) and packaging (NC or Dublin) Fractionation, purification, filling (Barcelona) and packaging (Barcelona or Dublin) Distribution Investor and Analyst Meeting 2019 l North Carolina 177

Manufacturing Flexibility and Versatility (III)

Alpha-1 Antitrypsin

Business Model

Today		Upcoming years
Prolastin®	**Prolastin®-C**	
• European market • Lyophilized product • Dose = 1g • Purification & filling capacity > 3 M eqL • ~70 employees	• U.S. market • Liquid product • Dose = 1g • Purification & filling capacity > 8 M eqL • ~140 employees	**Transition from Prolastin® (Lyophilized) to Prolastin® -C (Liquid) for European market**

Prolastin®-C facilities versatility enables covering multiple production requirements:

- Liquid and Lyophilized Prolastin
- Factor VIII RV
- Lyophilized Thrombin

Transition from Lyophilized to Liquid Alpha-1 reports 16% manufacturing cost reduction → solvents, freeze driers and HC

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 178

Manufacturing Flexibility and Albumin in Bags Versatility (IV) Business Model Performance • Filling throughput up to 4,000 bags/h Capacity • Up to 7.5 million of equivalent plasma liters Manufacturing presentations Albumin in bags • • Bag size of 50 ml,100 ml, 250 ml and 500 ml Albumin 5%, 20% and 25% Facilities • • Pasteurization and quarantine area QC laboratory Investor and Analyst Meeting 2019 l North Carolina 179

Biosurgery: A New Opportunity (I) Business Model Capacity Leveraging Grifols’ Manufacturing Expertise and Industrial Biosurgery Focus • Partner with the global category leader in the treatment of surgical bleeding and leaks, improving and standardizing patient care Merging Grifols’ track-record in the manufacture of hemoderivatives and biological products and Ethicon’s capabilities in medical -device design and robust marketing and commercial structure This strategic partnership will lead to a comprehensive biosurgery portfolio, enabling standardizing the use of hemostats and sealants by choosing the appropriate product for each type of bleeding and leak site • • Investor and Analyst Meeting 2019 l North Carolina 180

Biosurgery: A New Opportunity (II) Business Model Capacity Leveraging Grifols’ Manufacturing Expertise and Industrial • New generation of Fibrin Sealant PAS Approval obtained in Q2 2019 • Planned submission to EU in August 2019 • Production in June 2019 + 300,000 kits by 2020 • Capacity to expand to more than 3M eqL Investor and Analyst Meeting 2019 l North Carolina 181 Fibrin Sealant (Packaging & Warehouse) Finished Product Fibrin Sealant VistaSeal ®

Biosurgery: A New Opportunity (III) Leveraging on Grifols’ Manufacturing Expertise and Industrial Business Model Capacity • FDA submission completed and expected approval in Q3 of current year • Planned submission in EU in Q2 of current year • Initial production capacity of 3.8M eqL to be expanded to more than 7M eqL • Ongoing routine production +1,000,000 vials in 2020 Grifols Manufactures Investor and Analyst Meeting 2019 l North Carolina 182 Ethicon Distributes LyoThrombin Evithrom

Key Takeaways

Key Takeaways Manufacturing Expansion Plans to Promote Sustainable Growth Manufacturing Capacities • • • Global fractionation capacity expansion to be accomplished by 2021, reaching 19 million liters Execution of key purification, filling and packaging capacities well balanced as planned Addition of facilities for storage, packaging operations and QC laboratories improves supply chain efficiencies in product and inventory management Manufacturing Efficiencies • • • • Continuous improvements in manufacturing performance ensures better manufacturing cost per liter Digitalization projects provide overall business optimization in manufacturing and supply chain Flexibility in intermediates, purification and packaging operations as alternate manufacturers Excellent quality and safety track record Business Model • • • Vertical supply-chain integration to promote Grifols’ reputation as a reliable and sustainable player in dynamic environments Company expertise to expand contract plasma fractionation opportunities Partnership in new therapeutics areas using industrial capabilities to promote further growth Investor and Analyst Meeting 2019 l North Carolina 184

Industrial Capacity Strengthening Competitive Advantage Daniel Fleta Chief Industrial Officer

Capital Investments Plan for 2019 – Investing for Growth Anticipating Future Market Needs Growth & Maintenance ROW 1% Hospital 3% Corporate 11% Plasma 17% ostic Maintenance EU 46% Growth 58% USA 53% Bioscience 59% Investor and Analyst Meeting 2019 l North Carolina 186 IRE 16% SPA 26% By Region By Division

Capital Allocation 2018-2022 1,400 MM Aimed to Meet Growing Demand Plasma 16% Commercial & Corporate* 17% gnostic Bioscience 51% 5% *Includes land and common infrastructures Investor and Analyst Meeting 2019 l North Carolina 187

Capital Investment Program Planning for Growth and Leveraging Internal Strengths Investor and Analyst Meeting 2019 l North Carolina 188 Business Growth Projects ONE GRIFOLS Projects

Diagnostic

Manufacturing Expansion- San Diego, CA

Consolidation of NAT Reagents Manufacturing Operations

ONE GRIFOLS

Diagnostic




Procleix Panther System

19€ MM

- New facility is located in a nearby 7,000 m^2 standalone building
- This new facility completes the manufacturing operations spin-off from Hologic achieving a higher manufacturing efficiency and improving the product quality
- The new building paves the way for future DX (NAT, IH) growth on the site in further execution phases

2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023

Engineering & Approval → Machinery & Construction → Valid.

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 190

Immunoassay Manufacturing Operations, Emeryville, CA

CMF Consolidates and Streamlines Immunoassay Manufacturing

ONE GRIFOLS

Diagnostic


GRIFOLS

- CMF consolidates all EMV manufacturing operations in a single building, allowing to exit leased properties and reducing site running costs
- The new facility provides enough resources to double the current production capacity for future growth
- New production platform based on mammalian cells culture to develop new antigens and offer specialized GMP CDMO services to third parties

2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023

FDA Antigens Licensing → Prod. Trans.

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 191

Parets North and Lliçà (Barcelona), Spain

Current and Future Expansion



Instituto Grifols (GL1) 44,787m2
Instituto Grifols P5-P6 6,849m2
Grifols Int. & Biomat plot (GL2) 44,501m2
Lliçà plot 48,716m2
P18 20,710m2
P10+P14 12,779m2
Instituto Grifols & Grifols Engineering P21 & P22 2,235m2

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 192

Manufacturing Expansion – Lliçà (Barcelona), Spain

Adjacent to Parets Site

Diagnostic


GRIFOLS
GRIFOLS
GRIFOLS
GRIFOLS

50 € MM*

- Acquisition of a new land plot of 49,716m^2 in Lliçà, close to the main manufacturing site to expand Diagnostic and Bioscience industrial divisions
- New instruments manufacturing plant will vacate spaces in P4, enabling expansion of reagent- manufacturing capacities. First phase will double the current manufacturing capacity for both reagents and instruments

2017 2018 2019 2020 2021 2022 2023

Design → Construction → Interiors → Validation → Approval → ...

Includes land and common infrastructures

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 193

GRIFOLS

Plastic Ensuring Injection Revamping in Murcia, Spain the Supply of Key Consumables for All Divisions 10MM Cross-divisional project to ensure supply consistency for the business • • Additional manufacturing and assembly capacities for: • Bioscience: albumin in bags, Fibrinsealant holders, anticoagulant DX: Q Coagulometer cells and racks, BCS Hospital: Fleboflex Luer, Kiro Fill and Oncology disposables • • 2017 2018 2019 2020 2021 2022 2023 Construction & Interiors Injectors &Welders Design Investor and Analyst Meeting 2019 l North Carolina 195 Hospital

Anticoagulant and Saline EB3 Line BCN, Spain Vertical Integration With Plasma Procurement and Hospital 6 MM • New fully automated FFS line will provide additional capacity for U.S. IV solutions, as well as production capabilities for new product releases: • • anticoagulant solutions saline with Luer lock for …………...and pharmacy compounding 2017 2018 2019 2020 2021 2022 2023 Validation Approval Investor and Analyst Meeting 2019 l North Carolina 196 Hospital

Bioscience Bag Forming Expansion - Murcia, Spain Hospital and Bioscience 2 MM • Fully automated robotic forming line for biological bags with multiple port/connector configurations This line will further expand Grifols’ capacity to produce Albumin in bags and IVIG in the future 2,500 BPH capacity (15MMB/year) Bag formats: 50, 100, 250 and 500 mL • • • 2017 2018 2019 2020 2021 2022 2023 Start-up & validation Line design & construction Investor and Analyst Meeting 2019 l North Carolina 197 Hospital

Bioscience

Global Plasma Testing Labs Expansion: Capacities Ensuring Access to High-Quality Plasma 50MM Austin San Marcos IBBI Biomat Haema 2019 Capacity 2023 Capacity Investor and Analyst Meeting 2019 l North Carolina 199 Bioscience x3 x4 x4 x17 x3

New Fractionation Building – Clayton, NC Expanding Our Fractionation Capacity to 19 million liters 2017 2018 2019 2020 2021 2022 2023 Lots & Approval Construction Interiors Start-up & Validation Investor and Analyst Meeting 2019 l North Carolina 200 Bioscience 6 MML 3,825 m3 120MM 1,900Tn 2Trains 80,000m3

Purification and Filling Facility (PFF)-Clayton, NC The World’s First Sterile Filling Facility for IgGs in Bags 2017 2018 2019 2020 2021 2022 2023 Lots & Approval Preparation Interiors Start-up Construction Validation Investor and Analyst Meeting 2019 l North Carolina 201 Bioscience 6 MML 5,400 m3 140MM 2,165Tn 5Lines 107,000m3

Albumin in Bags Purification and Filling Plant - Dublin Increasing the Production Capacity of Albumin in Bags 2017 2018 2019 2020 2021 2022 2023 Lots & Approval Construction Interiors Start-up Validation Investor and Analyst Meeting 2019 l North Carolina 202 Bioscience 6 MML 8,300 m3 110MM 2,828Tn 4Lines 111,420m3

Fibrin Sealant Plant-Parets, Spain Balancing the Liter of Plasma 30MM Phase 1 includes the production of fibrin sealant • • Second phase will include topical thrombin and other projects including fibrin sealant from whole-blood plasma and pediatric fibrin sealant • 3,600 m2 2017 2018 2019 2020 2021 2022 2023 Ph. I: validation Ph I: design Ph. II: Construction Ph. I: Interiors Ph.II: Validation PH.II: Lots &Approval Ph.II: Interiors Investor and Analyst Meeting 2019 l North Carolina 203 Bioscience

New Aseptic Filling Facility · Parets, Spain Immediate Response to Market Needs 8 MM Leveraging available production areas and infrastructures New aseptic filling and freeze-drying areas for new FVIII HC and Lyo Thrombin Proprietary GSF® technology for aseptic filling 1,200 m2 • • • • 2017 2018 2019 2020 2021 2022 2023 Validation & Start-up Appro val Interiors Investor and Analyst Meeting 2019 l North Carolina 204 Bioscience

Key Takeaways

Key Takeaways Strengthening Competitive Advantage • Strategic advantage Having our own engineering company allows us to build cutting-edge facilities leveraging the market’s most competitive investment costs and in the shortest time to market Technology leadership Grifols’ know-how and experience in developing industrial solutions and facilities positions Grifols as a global technological reference in the sector One Grifols Grifols’ divisional portfolio has been strategically designed and streamlined to leverage capabilities, resources and expertise and vertically integrate critical supplies and operations Consistent execution Long-range production plan is progressing as expected. Protein-purification and fill-and-finish investments are moving forward, keeping up with the growth in fractionation capacities and in alignment with marketing and commercial demands • • • Investor and Analyst Meeting 2019 l North Carolina 206

Investor and Analyst Meeting North Carolina June 5-6, 2019

Development of Protein Therapies Bioscience Research and Development Pipeline Todd Willis, PhD VP, Discovery Research

R&D Bioscience Industrial Group

Bioscience R&D Organization R&D Departments Located in Barcelona, Los Angeles and North Carolina Product Development Plasma Protein Replacement Therapies Discovery Research QUALITY R&D Global Product Safety Investor and Analyst Meeting 2019 l North Carolina 210

Bioscience R&D Organization Product Development Core Expertise Process Development and Technology • • • Process development and formulation Process scale-up and transfer to Manufacturing Clinical manufacturing (cGMP) Bioanalytics Product Development • • • • Process / product characterization Assay development, validation, and transfer to QC Clinical assay support (immunogenicity) Extractable and leachable (E&L) studies Development Stability • Intermediate and product stability Investor and Analyst Meeting 2019 l North Carolina 211

Bioscience R&D Organization Plasma Protein Replacement Core Expertise Plasma Protein Replacement Therapies • Focus on treatment of complex, multifactorial disorders with combination therapies consisting of plasmapheresis and plasma protein replacement Collaboration of internal expertise in plasmapheresis and plasma protein therapeutics with key opinion leaders in targeted therapeutic areas Movement from treatment of rare disease to management of prevalent diseases Plasma Protein Replacement Therapies • • Investor and Analyst Meeting 2019 l North Carolina 212

Bioscience R&D Organization Global Product Safety Core Expertise Toxicology • • • Board-certified toxicologists Design and execute GLP compliant IND-enabling toxicology studies Safety evaluation of data from E&L studies Global Product Safety Pathogen Safety • Assess and validate virus/prion clearance capacity of purification processes Optimization of pathogen safety steps during process development Development of methods to measure viral infectivity, neutralization, antibody content and binding BSL 3 containment lab in North Carolina • • • Investor and Analyst Meeting 2019 l North Carolina 213

Bioscience R&D Organization Discovery Research Core Expertise Deep knowledge of protein biochemistry and purification sufficient to generate innovated project ideas, new IP, and guidance and oversite of external collaborations In vivo Pharmacology • • • In-house animal model development External CRO oversight of animal studies Expertise in PK and PD of plasma and recombinant proteins Discovery Research In vitro Pharmacology • • • Molecular analysis of gene expression Cell-based assay formats Cellular expression of proteins Investor and Analyst Meeting 2019 l North Carolina 214

Bioscience Industrial Group Key Licensures and R&D Development Pipeline

Bioscience R&D

Recent Licenses 2014 - 2018

2014	2015	2016	2017	2018
Gamunex®-C Phase IV (KIDS)	Gamunex® Nanofiltration EU	Gamunex® Nanofiltration U.S.	Prolastin®-C Liquid®	GamaSTAN® PK Study (Phase IV)
Alphanate® 2000 IU Vial	Prolastin® EU (inclusion of fractionation at IG)	Flebogamma® DIF 10% - ITP	Fibrin Sealant U.S.	HyperRAB® & GamaSTAN® New Process
Gamunex® 40g Vial			Fibrin Sealant EU	Plastem®
Prolastin® EU (transfer to BCN)			HepB new pediatric syringe	
Fractionation NFF - GT			IGIM (HepA spec. / rev. dosing)	
Fractionation IV – double scale IG			IGIM anti-D/T alternate syringes - EU	

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Bioscience R&D Key 2H 2018 R&D Highlights Investor and Analyst Meeting 2019 l North Carolina 217 Immune globulin subcutaneous 20% - U.S. submitted 25% Albumin in Flexible container – U.S. submitted AMBAR presentation of results VISTASEAL® - Ethicon (Fibrin Sealant new container) – U.S. submitted

Bioscience R&D Development Pipeline – June 2019

Protein	Preclinical	Clinical Non-pivotal	Clinical Pivotal	Life Cycle Management	Regulatory Review
Albumin	New Formulations		Alzheimer's Disease *(AMBAR)*	Albumin in Bags	
			Albumin in Liver Failure *(APACHE)*		
			Albumin in Cirrhosis *(PRECIOSA)*		
Ig	Anti-Infective	Myasthenia Gravis (MG) Maintenance	MG Exacerbations	900 IU HyperRAB®	20% IGSC US
			20% IGSC EU	IGIM-C Stage 2 (Tet, RhoD, Hep B)	
	Gamunex® New Process		20% IGSC Flex Dose & Daily Push		
			Flebogamma PPS	Gamunex in Bags	
Alpha-1	Prolastin® C Concentrated			Prolastin®-C Liquid New Vials	Project Japan (in preparation)
				Prolastin-C Phase IV	
Factor VIII				FVIII/VWF Reduced Volume	
PPF				Plasmanate® MP	
				Plasmanate® in Bags	
Fibrinogen			Fibrin Sealant Pediatric Study		
			IV Fibrinogen		

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The Research Pipeline Bioscience Discovery Research

Discovery Research General R&D Product Development Funnel Regulatory Approval Key: IND: Investigational New Drug Application, NDA: New Drug Application, BLA: Biologics License Application http://www.phrma.org/sites/default/files/pdf/rd_brochure_022307.pdf Investor and Analyst Meeting 2019 l North Carolina 220 Reg Review

Discovery Research How we Operate • Proof-of-concept studies to demonstrate feasibility (does it work?) • Mechanism-of-action studies conducted at a molecular level (how does it work?) Regulatory Approval • To optimized capabilities, research studies support multiple phases - early research, clinical trials, and post approval Investor and Analyst Meeting 2019 l North Carolina 221 Reg Review

Discovery Research General Strategy Key Drivers • • • • First in Class BioBetters Expansion Balancing the Liter Focus • Capitalize on internal research expertise across the organization Leverage external research partners / advisors Integrate artificial intelligence (IBM Watson Drug Discovery) Accelerate • • • • • Proof-of-concept studies Mechanism-of-action studies Quick kills & concentrate resources on “wins” Execute Investor and Analyst Meeting 2019 l North Carolina 222 As long as a medical need exists, no protein therapeutic (recombinant or plasma-derived) or therapeutic indication is off limits

Goals Achieved Through Sample of Partners Internal and External Partners External Collaborations External Experts Discovery Research Outsourced Analysis One Grifols • • • • R&D Clinical Marketing Medical Affairs • • • Diagnostics Biomat Hospital Investor and Analyst Meeting 2019 l North Carolina 223

Key Strategic Research Partners • Discovery of rare, high-affinity antibody candidates diverse human repertoire Identify most efficacious antibodies through massively parallel bioassays that screen millions of antibodies at a time • Decoding the plasma proteome during healthy aging and contrasting it to disease states Identifying plasma protein fractions to treat complex diseases with multiple mechanism of actions Plasma proteins for treatment of age-related disorders – “Healthy Aging” • • Plasma proteins to prevent and/or stop bleeding during surgical procedures Recombinant polyclonal platform for diseases that can be treated with neutralizing antibodies Investor and Analyst Meeting 2019 l North Carolina 224

Building the Research Pipeline

Four Primary Drivers

First in Class

Innovative protein entities

- Capitalize on unique plasma protein properties, their modifications, and protein combinations
- Utilize latest scientific technologies to reveal connections and relationships between plasma proteins and disease
- Exploit utilization of process waste streams

BioBetter

Best in class therapies

- Improve product attributes to enhance safety, efficacy, stability, half-life, convenience, and bioavailability
- Investigate new routes of product administration
  - subcutaneous
  - intradermal
  - aerosol

Expansion

New indications and improve position of current products

- Capitalize on emerging technologies (AI) and scientific advancements
- Conduct PoC studies in relevant therapeutic areas
- Partner with key opinion leaders in target therapeutic areas

Balancing the Liter

Opportunities to develop commercial plasma-derived proteins outside of current portfolio

- Create innovative approaches to
  - reduce development time line and manufacturing cost
  - Identify new potential indications

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Building the First in Class Research Pipeline Key Areas of Research • Anti-infective with broad microbial recognition and synergistic efficacy with standard of care treatments • First anti-infective protein to enter IND-enabling toxicology studies • Proof-of-concept studies underway for second microbial target First in Class • Novel neuroprotective protein(s) for treatment of cognitive disorders (Alzheimer’s Disease, Parkinson’s Disease) • Research conducted with internal R&D and in-conjunction with external partners Investor and Analyst Meeting 2019 l North Carolina 226

Building the BioBetters Research Pipeline Key Areas of Research • Modulation of autoimmunity • Proof-of-concept studies with potentially high efficacy antibodies and comparison to licensed IgG products New product formulations BioBetter • • Proprietary formulations to maintain desired product attributes and improve clinical outcome in treatment of Alzheimer’s Disease and liver disease (cirrhosis) Alternative routes of delivery (subcutaneous and intradermal) New product formulation with an alternative route of delivery to enter IND-enabling toxicology studies • • Investor and Analyst Meeting 2019 l North Carolina 227

Building the Expansion Research Pipeline Key Areas of Research • FVIII • Concomitant use of Alphanate® / Koate ® with Emicizumab (Hemlibra®), supporting concomitant use of these products • Protective effect of VWF towards inhibitor reactivity of FVIII products Expansion • Fibrin Sealant (Fibrinogen and Thrombin) in tissue engineering and surgery • Albumin as a active protein therapeutic in the treatment of Alzheimer’s Disease and liver disease Investor and Analyst Meeting 2019 l North Carolina 228

Albumin Treatment for Alzheimer’s Disease Inflammation Neurodegeneration OMICS Investigate Plasma Excha + Albumin MoA Albumin as active ingredient Plasma Albumin CSF Albumin functional characterization Confirm New Investor and Analyst Meeting 2019 l North Carolina 229

Albumin Treatment for Cirrhosis Albumin characterized from patients New Methods Albumin as active ingredient + MoA of Albumin in patients PoC studies (in vivo, ex vivo) New formulations of Albumin Investor and Analyst Meeting 2019 l North Carolina 230

Building the Research Pipeline Balancing the Liter Key Area of Research • Identify key commercial plasma-derived proteins and indications outside of current Grifols product portfolio to Balance the Liter of plasma Balancing the Liter • Create new opportunities • Introduce new technologies to reduce development and production costs Collaborate with internal partners (Regulatory and Clinical) to optimize regulatory path for product licensure Collaborate with strategic external partners (Alkahest, Ethicon,…) to identify new potential indications • • Investor and Analyst Meeting 2019 l North Carolina 231

Summary of Research Pipeline by Therapeutic Area

First In Class | Expansion | BioBetter | Balancing the Liter

Therapeutic Area

Coagulation / Hemostasis	Liver Failure	Tissue Engineering	BioSurgery	Infection	Immunology	Cognitive Disorders	Pulmonology
pdFVIII + Hemlibra	New Formulations	BioInk	Transplantation	Emerging Pathogens	Autoimmunity	Alzheimer's Disease	New Formulations
New Plasma Protein Opportunities	Cirrhosis		Sealent		New Plasma Protein Opportunity	Parkinson's Disease	
						New Formulations	

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AMBAR: Grifols Alzheimer trial Up-to-Date Clinical and Biomarker Results Antonio Paez, MD Alzheimer’s Research Group. Medical & Technical Director

Background

alzheimer management by albumin replacement
ambar

- 15 years ago we learned that most amyloid-beta (Aβ) circulating in plasma was bound to Albumin.
- A clinical program of Plasma Exchange (PE, Plasmapheresis with Albumin replacement) was initiated in mild-to-moderate AD.
- Pilot and phase II studies with PE showed a decrease in plasma Aβ and an increase in CSF Aβ *.
- Signals of clinical and functional neuroimaging benefit *.
- Post-hoc basic research analyses on Albumin have shown an increase of oxidized and glycated forms in plasma and markedly in CSF in AD patients **.

* *Boada M et al. Drug News Perspect. 2009; 22(6):325-39*
Boada M et al. J Alzheimers Dis. 2017; 56(1):129-143
Cuberas-Borrós G et al. J Alzheimers Dis. 2018; 61(1):321-332

***Costa et al. J Alzheimers Dis. 2018;63(4):1395-1404*
***Costa et al. submitted to JPAD*

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AMBAR Eligibility Criteria Age: 55-85 years Probable AD (NINCDS-ADRDA criteria) Mild: 22-26 MMSE score: 18-26 Moderate: 18-21 Stable treatment (3 months): AChEIs and/or memantine CAT or MRI (12 months) Stable caregiver Investor and Analyst Meeting 2019 l North Carolina 235

AMBAR Treatments

alzheimer management by albumin replacement

- **Conventional Therapeutic Plasma Exchange (TPE)**
  - 1 plasma volume processed
  - Albumin replacement (Albutein®): 125-150g
- **Low Volume Plasma Exchange (LVPE)**
  - New modality of PE developed by Grifols for this trial as maintenance therapy
  - Plasma volume processed similar to that of a plasma donation
  - Albumin (Albutein®) replacement (less volume infused): 20-40g. IVIG (Flebogamma DIF®) / 4 months: 10-20g
- **Placebo**
  - Simulated procedure (sham) for both TPE and LVPE. Blind for patient, caregiver and rater
  - Devices working in a close circuit manner with colored fluids mimicking plasma and patients falsely connected to devices

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AMBAR Schematic alzheimer management by albumin replacement • • • • • • • • • • • • *• *• * 0 B 5 5 5 55 5IV H 5 Placebo group Sham treotment 5 • 5 • 5 5 • 5 • 5 5 • 5 • 5 5 • 5 • • ••• ••• • • • • t l I t .•.. *• *• * % 6 0 0 ·1 0 H 3 I 4 I 5 7 I 8 9 10 11 12 13 14 Months *: NeuropsychologicalTests ! :Lumbar Puncture0:FOG-PET TPE. TotalPlasma Exchange LVPE:Low Volume Plasma Exchange IG: Flebogamma DIF 5%(IGIV) A: Albutein 5%• 20%(Abl umin) • : AD Biomarkers e :MRI GRIFOLS I 237 Investor and Analyst Meeting 2019 I North Carolina

Outcomes

alzheimer management by albumin replacement ambar

- **Co-Primary outcomes**
  - ADAS-Cog: Change from baseline to 14 months
  - ADCS-ADL: Change from baseline to 14 months

Presented at CTAD'18

- **Secondary endpoints**
  - MMSE, NPS, NPI, CDR-SB, ADCS-CGIC, CSDD, C-SSRS, QoL-AD, RUD-Lite®
  - Changes in $A\beta_{40}$ and $A\beta_{42}$ in plasma and **CSF**
  - Changes in Tau and P-Tau in **CSF**
  - Changes in brain volume by MRI
  - Changes in brain activity by FDG-PET

AD/PD'19 update

- **Safety endpoints**
  - AEs and SAEs associated with plasma exchange

Presented at CTAD'18
+ AD/PD'19 update

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Primary Efficacy Analysis • Main population • mITT: patients undergoing at least 1 TPE • Pre-specified primary analyses (MMRM) • • mITT: 3 treatment arms vs. placebo mITT: all patients vs. placebo (all patients share the same plasma removal component of the treatment) “Mild AD” (baseline MMSE 22-26) and “Moderate AD” (baseline MMSE 18-21) vs. placebo • Investor and Analyst Meeting 2019 l North Carolina 239

Alzheimer's & Dementia Check for updates AILheimers & Dementia: Translational Re'\carch & Clinical lnterventiono., 5 (2019) 61 -69 ELSEVIER Featured Article Plasma exchange for Alzheimer's disease Management by Albumin Replacement (AMBAR) trial: Study design and progress Merce Boadaa,b, Oscar Lopezc, Laura Nuiiez0, Zbigniew M. Szczepiorkowskie, Mireia Torre d Carlota Grifol u Antonio Paez0'* ' ' aResearch Center and M ernmy Clinic, Fundacio ACE, lnstitut Catala de Neuroci(mcies Aplicades, Barcelona, Spain bFacultat de M edicina iCiencies de La Salut, Universitat lntemacional de Catalunya, Barcelona, Spain cDepartments of Neurology and P.\ychiatry, U niversity of Pittsburgh School of Medicine, Pittsburg h, PA, USA dBioscience Research Group. Grifols S.A., Barcelona, Spain eDepartment of Pathology and Laboratory Medicine, Dartmouth Hitchcock M edical Cente1; Lebanon, N H, USA I 240 GRIFOLS

Patient and Site Disposition PE: Plasma Exchange PV: Protocol violation AE: Adverse Event LoFU: Lost of Follow-up ICF: Informed Consent Form Investor and Analyst Meeting 2019 l North Carolina 241 Sites:41 Spain:19 (n=232) USA:22 (n=264)

Demographics: All Patients (N=322) Investor and Analyst Meeting 2019 l North Carolina 242 Placebo (N=80) Low albumin, no IVIG (N=78) Low albumin + IVIG (N=86) High albumin + IVIG (N=78) Total Age (yrs.) Mean (SD) 68.44 (8.38) 68.47 (7.48) 69.47 (6.92) 69.54 (7.90) 68.99 (7.66) Age Group (n, %) <65 65-75 >75 29 (36.3) 33 (41.3) 18 (22.5) 26 (33.3) 37 (47.4) 15 (19.2) 17 (19.8) 52 (60.5) 17 (19.8) 22 (28.2) 35 (44.9) 21 (26.9) 94 (29.2) 157 (48.8) 71 (22.0) Sex (n, %) Male Female 44 (55.0) 36 (45.0) 35 (44.9) 43 (55.1) 38 (44.2) 48 (55.8) 31 (39.7) 47 (60.3) 148 (46.0) 174 (54.0)

Demographics: Mild (MMSE 22-26) (N=161) Investor and Analyst Meeting 2019 l North Carolina 243 Placebo (N=44) Low albumin, no IVIG (N=32) Low albumin + IVIG (N=49) High albumin + IVIG (N=36) Total Age (yrs.) Mean (SD) 68.11 (7.89) 69.97 (6.36) 70.16 (6.39) 68.76 (7.91) 69.27 (7.16) Age Group (n, %) <65 65-75 >75 15 (34.1) 19 (43.2) 10 (22.7) 8 (25.0) 17 (53.1) 7 (21.9) 8 (16.3) 31 (63.3) 10 (20.4) 11 (30.6) 17 (47.2) 8 (22.2) 42 (26.1) 84 (52.2) 35 (21.7) Sex (n, %) Male Female 24 (54.5) 20 (45.5) 16 (50.0) 16 (50.0) 24 (49.0) 25 (51.0) 20 (55.6) 16 (44.4) 84 (52.2) 77 (47.8)

Demographics: Moderate (MMSE 18-21) (N=160) Investor and Analyst Meeting 2019 l North Carolina 244 Placebo (N=35) Low Dose, no IVIG (N=46) Low Dose + IVIG (N=37) High Dose + IVIG (N=42) Total Age (yrs.) Mean (SD) 69.1 (1.52) 67.43 (1.19) 68.54 (1.25) 70.12 (1.22) 68.76 (0.64) Age Group (n, %) <65 65-75 >75 13 (37.1) 14 (40.0) 8 (22.9) 18 (39.1) 20 (43.5) 8 (17.4) 9 (24.3) 21 (56.8) 7 (18.9) 11 (26.2) 18 (42.9) 13 (31.0) 51 (31.9) 73 (45.6) 36 (22.5) Sex (n, %) Male Female 19 (54.3) 16 (45.7) 19 (41.3) 27 (58.7) 14 (37.8) 23 (62.2) 11 (26.2) 31 (73.8) 63 (39.4) 97 (60.6)

Primary Results: Global Cognition and Function

Global Cognition (ADAS-Cog): Combined arm All patients Treatment arms N = 322 N = 322 246

Global Cognition (ADAS-Cog): Combined arm Mild Treatment arms ADAS-Cog change from baseline (MMSE 22-26) N = 161 N = 161 247

Global Cognition (ADAS-Cog): Combined arm Moderate Treatment arms N = 161 N = 161 248

Global Function (ADCS-ADL): Combined arm ADCS-ADL change from baseline All Patients Treatment arms N = 322 N = 322 249

Global Function (ADCS-ADL): Combined arm Mild Treatment arms ADCS-ADL change from baseline (MMSE 22-26) N = 161 N = 161 250

Global Function (ADCS-ADL): Combined arm Moderate Treatment arms N = 161 N = 161 251

Secondary Clinical Endpoints

Memory (Verbal learning): Combined arm All patients Treatment arms N = 322 N = 322 253

Memory (Verbal learning): Combined arm Mild Treatment arms N = 161 N = 161 254

Memory (Verbal learning): Combined arm Moderate Treatment arms N = 161 N = 161 255

Language (Verbal fluency): Combined arm All patients Treatment arms N = 322 N = 322 256

Language (Verbal Fluency): Combined arm Mild Treatment arms N = 161 N = 161 257

Language (Verbal Fluency): Combined arm Moderate Treatment arms N = 161 N = 161 258

Executive Function (Processing Combined arm Speed): All Patients Treatment arms N = 322 N = 322 259

Executive Function (Processing Combined arm Speed): Mild Treatment arms N = 160 N = 160 260

Executive Function (Processing Combined arm Speed): Moderate Treatment arms N = 151 N = 151 261

Quality of Life (Caregiver Combined arm Rating): All Patients Treatment arms * N = 322 N = 322 262

Quality of Life (Caregiver Combined arm Rating): Mild Treatment arms N = 156 N = 156 263

Quality of Life (Caregiver Combined arm Rating): Moderate Treatment arms N = 156 N = 156 264

Other Clinical Endpoints • Analyses ongoing: • • • • • • • NAB (NAB Naming Test) CSDD (Cornell Scale for Depression in Dementia) NPI (Neuropsychiatric Inventory) CDR-Sb (Clinical Dementia Rating, Sum of boxes) ADCS-CGIC (Clinical Global Impression of Change) C-SSRS (Columbia Suicide Severity Rating Scale) Neuroimaging analyses (MRI and PET) Investor and Analyst Meeting 2019 l North Carolina 265

CSF Biomarkers AB42, Tau and P-Tau

CSF AB42 PE treated Placebo 25 Investor and Analyst Meeting 2019 l North Carolina 267 LS Mean Change from baseline (SEM) (pg/mL) LS Mean Change from baseline (SEM) (pg/mL) LS Mean Change from baseline (SEM) (pg/mL) All treated patients Mild (MMSE 22-26) Moderate (MMSE 18-21) A 42 CSF 50 PE treated 25 Placebo 0 -25 -50 -75 -100 End of TPE period End of LVPE period (month 2) (month 14) N = 299 TPE: Therapeutic Plasma Exchange A 42 CSF (MMSE 22-26) 50 Placebo 25 0 -25 -50 -75 -100 End of TPE periodEnd of LVPE period (month 2)(month 14) N = 145 LVPE: Low Volume Plasma Exchange A 42 CSF (MMSE 18-21) 50 PE treated 0 -25 -50 -75 -100 End of TPE periodEnd of LVPE period (month 2)(month 14) N = 154 p=0.037 p=0.047 p=0.064

CSF Tau: Moderate (MMSE 18-21) Investor and Analyst Meeting 2019 l North Carolina 268 LS Mean Change from baseline (SEM) (pg/mL) LS Mean Change from baseline (SEM) (pg/mL) Total Tau P-Tau Tau CSF (MMSE 18-21) 400 PE treated 300 Placebo 200 100 =0.002 0 -100 -200 End of TPE period End of LVPE period N = 154(month 2) (month 14) TPE: Therapeutic Plasma Exchange P-Tau CSF (MMSE 18-21) 40 PE treated 30 Placebo 20 10 0 -10 -20 End of TPE period End of LVPE period N = 154(month 2) (month 14) LVPE: Low Volume Plasma Exchange p=0.040 P

Safety Adverse Events (AEs)

Most Frequent AEs Related with PE Investor and Analyst Meeting 2019 l North Carolina 270 Total Placebo Low, no IVIG Low + IVIG High + IVIG Total PE TPE LVPE 4709 1718 2991 1223 435 788 1207 430 777 1180 448 732 1099 405 694 PEs with AE, n (% of PE) PEs with AE, n (% of PE) PEs with AE, n (% of PE) PEs with AE, n (% of PE) PEs with AE, n (% of PE) Anaemia 43 (0.9) 2 (0.2) 13 (1.1) 16 (1.4) 12 (1.1) Catheter local reactions 119 (2.5) 0 43 (3.6) 31 (2.6) 45 (4.1) Catheter / Device infection 15 (0.3) 0 7 (0.6) 5 (0.4) 3 (0.3) Muscle spasms 49 (1.0) 0 16 (1.3) 4 (0.3) 29 (2.6) Dizziness 30 (0.6) 1 (0.1) 8 (0.7) 13 (1.1) 8 (0.7) Headache 11 (0.2) 3 (0.2) 4 (0.3) 2 (0.2) 2 (0.2) Paraesthesia 28 (0.6) 0 16 (1.3) 1 (0.1) 11 (1.0) Presyncope 28 (0.6) 1 (0.1) 8 (0.7) 14 (1.2) 5 (0.5) Syncope 11 (0.2) 0 4 (0.3) 3 (0.3) 4 (0.4) Hypotension 102 (2.2) 0 37 (3.1) 37 (3.1) 28 (2.5)

Infections Investor and Analyst Meeting 2019 l North Carolina 271 Total (N=322) Placebo (N=79) Low, no IVIG (N=78) Low + IVIG (N=86) High + IVIG (N=79) Total PE TPE LVPE 4709 1718 2991 1223 435 788 1207 430 777 1180 448 732 1099 405 694 Total of Infections 159 38 52 37 32 Patients with infections 147 33 49 34 31 % of patients with infections N/A 41.8 62.8 39.5 39.2 Infections per 100 patients N/A 48.1 66.7 43.0 40.5

AEs: “Manhattan” Chart 35 30 25 20 15 10 5 0 1 32 60 91 121 152 182 213 244 274 305 335 366 397 # of AEs (Placebo) # of AEs (Low, No IVIG) # of AEs (Low+IVIG) # of AEs (High+IVIG) TPE: Therapeutic Plasma Exchange LVPE: Low Volume Plasma Exchange Investor and Analyst Meeting 2019 l North Carolina 272 Distribution of Aes (Treatments vs.Control)

Recent BACE and Mab Programs Discontinued due to Lack of Efficacy vs. AMBAR: ADAS-Cog Investor and Analyst Meeting 2019 l North Carolina 273 Worsening Worsening Worsening AMBAR

Recent BACE and Mab Programs Discontinued due to Lack of Efficacy vs. AMBAR: ADCS-ADL Investor and Analyst Meeting 2019 l North Carolina 274 Worsening Worsening Worsening AMBAR

Key Messages: Efficacy • Primary endpoints: • • Mild AD: No decline, neither active nor placebo Moderate AD: 61% statistically significant less decline in both ADAS-Cog and ADCS-ADL of treated patients as compared with placebo at 14 months All three treatment arms statistically different from placebo (ADCS-ADL) • Secondary endpoints: • All-patient analysis: statistically significant improvement in memory, language, processing speed and QoL (caregiver) of High-Albumin+IVIG arm compared with placebo at 14 months Mild AD: statistically significant improvement in language and processing speed and of High-Albumin+IVIG arm Borderline significance in QoL (caregiver) Moderate AD: statistically significant improvement in memory and QoL (caregiver) of High-Albumin+IVIG arm • • Investor and Analyst Meeting 2019 l North Carolina 275

Key Messages: Safety and Feasibility • Feasible: 4,709 procedures • • 1,223 sham; 3,486 real 1,718 TPE; 2,991 LVPE • • • • 72 % of patients completed the study AE rate seems to depend on volume infused and IVIG dose, as expected Low rate of plasma exchange procedures related with AEs Safety conclusion: PE, both TPE and LVPE, was safe, well tolerated and feasible in mild-to-moderate AD patients, with a 72% of patients completing the study Investor and Analyst Meeting 2019 l North Carolina 276

Key Messages: Biomarkers and Infections • Biomarkers: • CSF AB42: stabilization in the treated patients and decline in placebo arm particularly for moderate AD CSF Tau and P-Tau: less increase in the treated patients compared to placebo particularly for • moderate AD • Infections: • Patients treated with plasmapheresis without IVIG had more infections than those treated with IVIG and also than those in the placebo arm The rate of infections not related with catheter was lower in patients receiving IVIG • Investor and Analyst Meeting 2019 l North Carolina 277

We are Profoundly Grateful to the Patients Participated Trial and Families that Have Kindly in the AMBAR Clinical 278

Thanks to the Pioneers... alzhelmer management by albumin replacement Ur. t:. IJio:MOk'AIS & T. DE SOUSA S(HitotlNHO (.Vm1o) Dow; c'" de p.; p10r.1 dv•Jnb aiqut P ls p4r ttlt.tuC..uio l.l.rciotto.stem•l Tvr.ot"ftir..ll of thrombocytopenic: purpura cured b)o lntra st&rnal bloud uu.sfuSon Doi('(131» de pwpur• trombopfnioo cw.xb p<lt hernob'a.,. fudoMt.tmal I V CO C.iU:SSO lNrER t\CIOi'AL OE TR'I SFUSQJ:S Oc SA !\ GUF. • III Cl RSO DIThR\ACI ONAL DE \IFlliCI'I \ F CIRLRG IA DE UllG£CIA Drs. A. LESSA & A DE SOUSA (Lisbol) Den·oauotiO'II Jlr;iqe e:t udiolctiqve C5 bi1it£. de D..c_n-cnstmo;io clinic.m c radio:C:pctdss JlOM•bilidndu d, •i11o trantf &Jiorl par "oleo-.-. t:lmiC'PI t6ll rOPrtunnlne,l'"lll tlrmnnstrlltian of thP l'"" hilhM of tnt:nfwiun b the bone-cunvw 1 XPO l AO Mt.::-1111 llO ';.\Gl F. • l COLOQUIO DE IIEM.I OLOGlA AFRICAI'A Dr. J. MASSONS & W. OPPE.'\!HEIMBR (&r¢el ) La i=lumatherapt he1erolo-iue t"D Pidtau;e. lld.ero!pU!:tma tranJaN(m,in Pednohit• A pla motwapiso betuolc-aa e:r.. Ptdiattia Dr A• ._, t'"lolANC:X l {t.,hnrt) '!t\ld.e hcmotbol •quc d \n' ende'"'•Wd.e h molyt1q\Jc d< nmne:tU-r.i, I$ pr«omi•r•pot«@llt, du i1 l'irt.QOmpM.•bilit Rh Hae:rultol:)( illuu::ly r..f a eue of Hcm.ct:tt•<' O.uue of the ttcw-I.Jurn in tbe rirnJli"L'J.Dtll:cy, lle 10 t be Rh hDniiJDlilJ I ty Eatudo h matetOcico d\,WD; <•.o de d r.a M....olitie. do rc ("Jimn. •dl'l, Ir>vvln /1 i-.M'.n:--tihdorb.te Rh ('ft'l pri...,.,,. esu .ao. I'l.umoplvxu!.6 in ro:•n. Report ol tile fi.nt li uf Clllil:• Ncuvellu nchtrdle:ro au.. Ia cnnc\lt uni ·u6<1 dit dllilll;'}foCUI' l\'<M r-J.Tche• on tt.e \lllliv-cteO.I bii)O(J donor £oown c.•d•n grrnu.: cknnm NovI$ pesq\J:.as Klbrc o dador Clll•ers.al con:sideraCo ueticom -13-GRIFOLS 279 D1, J, A.ORIPFOL.S LUCAS (Ruu.-lun.1) La. plasmapbcrfte "ltn l'bom!T'I!', nvN" npport sur Ia pre mitreseriedes (.{IS Plu:Tcloreae no OOmem, N()l.itio. d& pr•meic'a Mric de C>liCO

Investor and Analyst Meeting North Carolina June 5-6, 2019

Bioscience R&D & Clayton Facilities Tours Todd Willis & Daniel Fleta

Bioscience R&D Facilities Tour

Bioscience R&D – RTP Facilities and Organization 30,000 ft2 state-of-the art R&D facility • • Open lab concept to maximize space Specialized areas for bench-scale and macro-bench processing, filling suite, and cell culture rooms BSL-3 facility and containment practices for handling Risk Group 3 pathogens • • 90 scientists and support staff • Product Development Bioanalytics Process Development Product Safety Toxicology Pathogen Safety Discovery Research Quality R&D • • • Investor and Analyst Meeting 2019 l North Carolina 283

Clayton Facilities Tour

Clayton Facilities Safety Guidelines Tour When walking on an area with metal grading, please stay on the designated pathway Watch your step, especially on transitions between different surfaces We will split into 4 groups to facilitate the tour. Please stay with Please do not touch anything as many of the systems are energized your group Investor and Analyst Meeting 2019 l North Carolina 285 Please feel free to ask questions

Clayton Facilities Tour Tour Route New Fractionation Building: Ebola IGIV facility: • • 6MM Liter plasma / year capacity Construction complete during 1Q 2019, start up in progress • Totally isolated facility for processing plasma to final container • Batch size is 75L of plasma • Features latest version Bottle Opener ABO6 of Automatic Investor and Analyst Meeting 2019 l North Carolina 286

Clayton Tour Map Facilities Tour 3. Ebola IGIV facility Investor and Analyst Meeting 2019 l North Carolina 287 1. Start & end of tour 2. New Fractionation Building 1 2 3

Clayton Facilities Tour New Fractionation Building General Information • • • Surface: 85,000 sq.ft. building area Capacity: 6MM Liters plasma/ yr capacity Execution: Two production trains with 16 vessels per train and eight buffer vessels Floors: Two production floors with an interstitial areas above each floor • Investor and Analyst Meeting 2019 l North Carolina 288

Clayton Facilities Tour New Fractionation Building General Information • Most recent version of Grifols Engineering Automatic Bottle Opener Automated de-palletizing, loading and re-palletizing Includes RFID tracking capability Throughput rate of 1,250 bottles/hour Reactors integration in the clean room. Grifols patented method for installation of vessels in the clean room Process rooms with daylight for operators working environment convenience Filter presses with CIP system built-in Central buffer preparation area for both trains • • • • • • • Investor and Analyst Meeting 2019 l North Carolina 289

Clayton Facilities Tour Convalescent Plasma Immunoglobulin Facility Investor and Analyst Meeting 2019 I North Carolina I 290 GRIFOLS

Clayton Facilities Tour Convalescent Plasma Immunoglobulin Facility • Design and construction of a Plasma Fractionation and IGIV purification facility + filling and conditioning segregated Batch Size 75 Liters in bags of aprox.500ml plasma from donors with anti-ebola antibodies 300gr Gamunex® will be manufactured by batch Production capacity of up to 3 batched per week IGIV filling at 10% using Gri-Fill® technology in 100 ml bags (30 bags) The facility will also have labelling, packaging and warehouse previous to sending • • • • • Investor and Analyst Meeting 2019 l North Carolina 291

Clayton Facilities Tour Convalescent Plasma Immunoglobulin Facility Plant Total Structure area: 1,300m2 Clean Rooms, QC Lab & Lockers: 427m2 Total Clean Rooms 241m2 52 tons structural steel Equipment 4 Units HVAC + 1 Steam generator 2 Chillers(5 C and -25 Cº) 1 Plant water treatment & Osmosis 1 Autoclave + 1 Liquid sterilizer HWFI loop/tank The construction started in January 2015 and finished in October 2015 Investor and Analyst Meeting 2019 l North Carolina 292

Investor and Analyst Meeting North Carolina June 5-6, 2019

Investor and Analyst Meeting June 5-6, 2019 Investor and Analyst Meeting 2019 l North Carolina 1 June 5 – Clayton, NC June 5 – Clayton, NC June 6 – Raleigh, NC 7:30 Pick-up from recommended hotels 2:00-2:45 Novel Plasma Therapies Development T. Willis 7:30 Pick-up from recommended hotels 8:30-9:00 Registration and welcome 2:45-3:30 AMBAR: Grifols’ Alzheimer Trial A. Paez 8:30-9:30 R&D Tour 9:00-9:30 Introduction R. Grífols 3:30-4:00 Break 9:30-10:15 China: Facing the Opportunity A. Martinez 9:30-11:30 Commercial Strategies L. Morgan/J. Abelson/ C. Schroeder/R. Jagt 4:00-4:30 Q&A 10:15-10:45 Digital Innovation X. Sueiras 11:30-12:00 Break 4:30-5:00 Tour Introductions 10:45-11:15 Break 12:00-1:00 Industrial Capacity and Plasma Capabilities P. Allen/E. Herrero/D. Fleta 5:00-6:30 Site Tour: New Fractionation Building and Ebola plant 11:15-12:00 Financials A. Arroyo 1:00-2:00 Lunch 7:00 Dinner 12:00-12:30 Grifols: A Socially Responsible Company T. Rione 10:00 Back to recommended hotels 12:30-12:45 Closing V. Grífols Deu 12:45-1:15 Q&A 1:15 Lunch

China: Facing the Opportunity Grifols Next Growth Engine Amarant Martinez VP, China Affairs Office

1. China and its Healthcare Market: Key Figures

China is a Strategic Market for Grifols #1 Economy in the World5 By 2030, China is Expected to Become In 2018… 1,415 18.5% of World population1 +6.6% GDP growth 20181 Million people1 15.8% of World Economy1 of blood donations NAT-tested3 USD310M 10% of IVIG market2 5% of pdFVIII market2 Sources: 1Fitch Solutions; 2 Global Plasma Industry Database 2017 (values); 3 NIFDC 2018; 4 InterChina survey 2017; 5 HSBC Investor and Analyst Meeting 2019 l North Carolina 297 In the World… 55% of ALBUMIN market212.0M IH IVD testing market size4

China’s Healthcare Market Fundamentals are Strong Long-Term Sustained Growth and Healthcare Demand GDP per capita (USD) • China’s economic development 25,000 20,000 15,000 10,000 5,000 0 Global China 2024 • Continued expansion of China’s healthcare system and medical insurance: Health China 2030 Raising urbanization levels: 994M in 2028 • USA 2018: 59,630 USD • Aging population & chronic disease burden 2013 2018 2023 2028 % population % population 226.8 M 65+ yrs rban 15-64 yrs ural 0-14 yrs 2008 2013 2018 2023 2028 Source: Fitch Solutions 2008 2013 2018 2023 2028 Investor and Analyst Meeting 2019 l North Carolina 298 46.5 53.0 59.1 64.5 69.0 U R 53.5 47.0 40.9 35.5 31.0 8.1 73.6 18.4 9.0 73.3 17.7 11.2 71.2 17.6 13.3 69.6 17.0 15.7 68.4 15.9

China’s Provincial Healthcare Landscape Clusters: Provinces at Growth Stage Offer Opportunities to Expand into 900 uangdong 800 700 Zhejiang 600 Henan Jiangsu 500 Sichuan 400 300 hui Hunan xi ai ngxi ijing 200 Shaanxi gqing Jilin 100 Xinjiang per capita (USD) 0 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 22,000 Sources: National Health Commission Year Book 2018; Fitch Solutions 1 Patients includes out-patient visits & in-patient admissions; 2 Hospitals Level of Activity = Patients / Population Investor and Analyst Meeting 2019 l North Carolina 299 Patients1 (M) Hospitals Level of Activity2 High Medium Low G Shandong GDP He bei Hubei Guang An YunnanJia Fujian Shangh Be Gansu Guizhou Shanxi Liaoning Chon Inner Mongoli a Tianjin Heilongjiang Tibet Hainan Qinghai N ingxia

Global Health Expenditure China’s Continued Expansion to Reach 16% Global Share by 2028 2018 (% of GDP) (USD B) RoW 22% Australia 2% 5,500 5,192 (17.1%) Canada 2% United States 5,000 4,500 Italy 2% Brazil 3% UK 3% France 4% Germany 5% China 9% 4,000 3,500 3,000 3,558 +300% Japan 7% 47 (8.0%) 2028 2,500 2,000 Canada 2% RoW 23% 1,500 1,000 United States 777 S. Korea 2% Brazil 2% France 3% India 3% 500 0 China 16% 2013 2018 China United Kingdom Australia 2023 2028 UK 4% Germany 5% United States France Canada Japan Brazil India Germany Italy South Korea Japan 5% Source: Fitch Solutions Investor and Analyst Meeting 2019 l North Carolina 300 2,3 +150%

China as a Leader in Healthcare Digital Transformation

Digital Transformation is a Key Pillar of Grifols Strategy



- **~40%** physicians have used online consultation
- **20 M** active users and >**700 k** registered physicians on top online consultation platforms
- **1.5 M** physicians active on top 3 online platforms
- **63%** vs 37%: Innovative channels* have overtaken traditional channels when obtaining professional information



- **3.0 M** patients making appointment on top 3 platforms
- **656 k** patients buying drugs on top 3 B2C platforms
- **15.6 M** patients using largest online consultation platform

Sources Kantar Health 2018 Digital Life Physician; China Summit McKinsey Report 2018
** Innovative channels: social media, online meeting, VC, APP…*

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2. Grifols Long-Term Commitment to China

China is Going West and Beyond The Belt and Road Initiative (BRI) was Launched in 2013 • • • • • • • • Foreign Policy 60 countries 65% world’s population 40% Global GDP (2017) USD 80 B investment USD 6.47 Trillion goods’ trade Trade routes Infrastructure Investor and Analyst Meeting 2019 l North Carolina 303

Continued Reform of the Healthcare System to Improve Access to Care Government New Policies National Reimbursement Drug List (NRDL) National Supplementary Drug List (NSDL) • Only from Aug 2013 to Nov 2018, 783 new Grade III Hospitals were opened! Volume Based Procurement (4+7; 31 drugs) No of Hospitals % % Hospitals patients* GPOs (Guangzhou pilot) DRGs (Diagnosed Related Groups) Grade 3: Large h (>500 Tiered Care System Grade 2: Rational Drug Use / Medicine Proportion Mid-sized (100-50 Prescription Outflow Grade 1: Small h (<100 Direct to Patients (DTP) Pharmacies Zero mark-up N= 20,812 Source: National Health Commission Year Book, 2018 *consolidated figure in-patient and out-patient Two-Invoice System Investor and Analyst Meeting 2019 l North Carolina 304 ospitals beds) 2,340 11% 48% hospitals 0 beds) 8,422 40% 45% ospitals beds) 10,050 49% 7%

Major Advancements in the 2017 NRDL vs. 2009

Dynamic RDL Adjustment is Next, from 2020

中华人民共和国人力资源和社会保障部
Ministry of Human Resources and Social Security of the People's Republic of China

Drug	Class		Indication	
	2009	2017	2009	2017
Albumin	B	B	Emergency treatment; Industrial insurance	Emergency treatment; Critical care; hypoalbuminemia caused by cirrhosis, cancer or hydrothorax and ascites, albumin level lower than 30g/L
IVIG	B	B	Children's severe virus infection; Industrial insurance	Primary Immune Globulin Deficiency; Septicemia of Newborn; Severe Primary Immune Thrombocytopenia; Kawasaki Disease; Generalized Myasthenia Gravis; Acute Guillain–Barre Syndrome
IMIG	B	B	Not indicated	Measles; Preventive treatment of infectious hepatitis
pdFVIII	A (EDL*)	A (EDL)	Prevention and treatment Hemophilia A	Prevention and treatment Hemophilia A
rFVIII	B	B	When hemophiliac presents severe bleeding, and pdFVIII is not available	Paediatric haemophilia A; for adult haemophilia A has bleeding
rFIX	Not included	B	Not indicated	Paediatric haemophilia B; for adult haemophilia B has bleeding
PTC	B	B	Surgical bleeding; bleeding caused by cirrhosis or liver necrosis	Surgical bleeding; or bleeding caused by liver diseases; Haemophilia B; Haemophiliac has FVIII inhibitor
Fibrinogen	B	B	Emergency treatment of hypofibrinogenemia	Active bleeding caused by hypofibrinogenemia
Rabies IG	B	B		
Tetanus IG	B	B		In 2018, Tetanus IG was included in the Essential Drug List

**EDL: Essential Drug List, fully reimbursed*

GRIFOLS

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Development of IG Therapies in China China Stands as the 2nd Worldwide IG Market but Use per Capita Remains Low • • • • Access to therapies Demographic development and clinical use per capita Diagnosis and awareness of treatment options and indications Chronic conditions regular treatment RoW 18% SPAIN 2% ITALY 3% JAPAN 3% USA 40% AUSTRALIA 3% UK 4% CANADA 4% GERMANY 4% IG consumption per capita (gr/’000 population) 275.1 CHINA 14% RANCE 5% 86.8 84.1 ld rage 2 43.5 43.4 36.3 2017 2013 Source: Grifols Global Plasma Database (Ig includes IV and SC) Investor and Analyst Meeting 2019 l North Carolina 306 247.6 232.6 F Wor ave 26. 165.4 113.4104.5 20.2 16.3 3.1 AUSTRALIAUSACANADA FRANCEUKGERMANY SPAINITALYJAPANTURKEY S. KOREA CHINA BRAZILINDIA

China has a Large Hemophilia Population But With Low Diagnosis Rate (~10%) Estimated total emophilia patients # of reported Hemophilia and vWD Patients in 2017 29,086 19,529 19,047 China Sources: WFH 2017 (*China 2016 data); InterChina, China Blood Products Landscape Research. February 2018 Investor and Analyst Meeting 2019 l North Carolina 307 Mainly occasional and on-demand treatment (92.9%) FVIII Hospital consumption expected CAGR 2017-2020: +37% HA HB20,963 47% H type not reported 50% VWD 9,4019,881 7,9068,2678,593 14,462 35% 3% 14% 87% 8% 39% 10% 57% 67% 63% 41% 53% 69% 47% 14% 12% 39% 15% 23% 13% 21% 16% JapanItalyGermany RussiaFrance China* UKIndiaBrazilUSA 50% 84% 13% 3% 85% H 15%

Plasma Procurement Landscape in 2018 We Expect Plasma Collection in China to Continue Expanding No Plasma Center 10 Plasma Centers 11 to 20 Plasma Centers 20 Plasma Centers Heilongjiang 6 42.1** ML 8.4* ML Inner - Mongolia Jilin 4 Beijing Liaoning Xinjiang 7 Tianjin Hebei z i4 Ningxia Shandong 10 16 Qinghai 3 Gansu Shaanxi Henan 5 Jiangsu 3 4 Anhui 14 Tibet 2 Shanghai Sichuan 29 14 Chongqing Zhejiang 4 8 Guizhou Jiangxi Hunan 11 17 Fujian 1 4 Yunnan ngxi 26 Guang 30 In China, Top 6 players account for 73.8% of Plasma Collection Sources: Annual report released by listed manufacturers; PPTA; National Health Committee (NHC) Hainan 3 *Conversion from 8,622 Tons; **Conversion from 51.7 Million Donations Investor and Analyst Meeting 2019 l North Carolina 308 China Ex-China CAGR ‘13-’18 11.6% +10.3% # Centers 245 848

3. A Unique Opportunity for Grifols Across Bioscience and Diagnostic

Unparalleled Opportunity In an Untapped Market 2018-2028 China and U.S. at the Forefront with Equal Contribution to Health Spending 20 Health spending, % Y-o-Y 2018: 15 A 10 NL UK S. Korea India 5 ico 3,557.6 Health spending, USD B 0 0 1,000 2,000 3,000 4,000 5,000 Russia -5 Source: Fitch Solutions Investor and Analyst Meeting 2019 l North Carolina 310 2018 China 777.0 ustria Spain BelgiumGermany Italy France Switzerland 2018: Mex CanadaJapan Australia Sweden United States

Unparalleled Opportunity In an Untapped Market 2018-2028 China and U.S. at the Forefront with Equal Contribution to Health Spending 20 Health spending, % Y-o-Y 2018: 15 10 5 CH Brazil NLSpain Australia Mexico Japan Swed Health spending, USD B 0 0 1,000 2,000 3,000 4,000 5,000 -5 Source: Fitch Solutions Investor and Analyst Meeting 2019 l North Carolina 311 Indonesia 2023 China India777.0 China 1,323.8 S. Korea UK 2018: NorwayGermany Canada United States 3,557.6 United States 4,221.69 Russia enFrance Italy

Unparalleled Opportunity In an Untapped Market 2018-2028 China and U.S. at the Forefront with Equal Contribution to Health Spending 20 Health spending, % Y-o-Y 2018: 15 10 Iran 5 States .5 NL Russia Italy Mexico Health spending, USD B 0 0 1,000 2,000 3,000 4,000 5,000 -5 Source: Fitch Solutions Investor and Analyst Meeting 2019 l North Carolina 312 Indonesia India 2028 China 777.0 China 2,347.0 S. Korea UK Sweden 2018: Australia CanadaGerma CHBrazilJapa France Spain ny n United States 3,557.6 United 5,192

The Plasma Market in 2017, Top 30 Countries Grifols Currently Can Only Participate in China in the Albumin Business USD M 1,000 1,226 10,116 3,749 900 838 779 RoW 28% 800 USA 44% 700 600 549 FRANCE 3% 520 500 JAPAN 4% GERMANY 5% 427 400 16% 341 336 330 323 277 300 238 227 227 202 200 126 116 111 110 99 97 97 94 83 80 74 73 68 100 0 *USA, China and Germany capped at USD 1.0 B Source: Grifols Global Plasma Database Investor and Analyst Meeting 2019 l North Carolina 313

China’s Healthcare Market Double Digit Growth in Both Plasma and IVD (2017-2022) 2017 China 2017 USA (USD B): Healthcare Expenditure: Pharma Sales: Plasma Products Market: IVD Market: 3,420.0 353.5 10.1 23.2 14.6% eCAGR 2017-2022 10% eCAGR 2017-2022 Sources: Fitch Solutions; Emerging IVD Markets, The Economist Intelligence Unit 2018; IVD Market Report, Markets and Markets, 2016; Grifols Global Plasma Database (2017); China Blood Products Industry Report 2018-2022, ResearchInChina. Investor and Analyst Meeting 2019 l North Carolina 314 IVD Market: USD 2.7 B Plasma Products Market: USD 3.7 B Pharma Sales: USD 120.9 B Healthcare Expenditure: USD 684.9 B

China Plasma Space Grifols to Contribute to the Whole Plasma Value Chain USD 3.7 B in 2017 17-22: +14.6% Commercial Commerci Partner Plasma Procurement 245 centers 8.4 M Liters Commerci Partner 9.9% market share blood products Commerci Partner Fractionation 6 Leading players Total 28 workshops Sources: Internal Data, Grifols Global Plasma Database (2017); China Blood Products Industry Report 2018-2022 ResearchInChina Investor and Analyst Meeting 2019 l North Carolina 315

Commercial Opportunity: Bioscience High Potential of Coagulation and IVIG Products CAGR (‘13-’20) • Increased awareness and access to care +13.8% Others +1.5% • Expanded NRDL implementation Fibrinogen +27.2% • Hemophilia diagnosis and prophylaxis treatment Factor VIII +36.1% IVIG +27.3% • IVIG: Neurology & Rheumatology areas Albumin +10.9% 2013 2016 2020E Source: InterChina, China Blood Products Landscape Research. February 2018 Investor and Analyst Meeting 2019 l North Carolina 316 Blood Products Market 2013-2020E (USD M) 6,054.2 2.7% 3,802.5 3.0% 4.6% 33.8% 2,443.02.6% 22.1% 48.1% 1.3% 24.0% 1.3% 55.9% 15.5% 58.0% 16.5% 10.8%

China IVD Market China is the Fastest Growing IVD Market and Still with Great Potential Sources: IVD Market Report, Markets and Markets, 2016; Fitch Solutions; Internal analysis Investor and Analyst Meeting 2019 l North Carolina 317 Market Size (USD B) 30 0 25 20 15 10 5 U.S. Japan Germany Canada China France 2016 22.1 6.0 4.6 3.2 2.4 3.3 2021 28.1 8.1 5.8 4.1 4.1 4.1 CAGR 5.0% 6.1% 4.8% 4.8% 10.9% 4.4% Still significant growth potential comparing to developed countries Annual Per Capita Spending on IVD products, in USD per capita p. a. (2016) China U.S. Japan Germany Canada89.5 France 1.7 68.5 47.1 56.3 50.7

The Global Leader in NAT Blood Donor Screening Significant Business Opportunity from 2020 United States (13 million donations) Rest of the world (58 million donations) China (14.5 million donations) ID NAT 18% 16% 25% Grifols 43% Roche 82% 49% 35% Others 32% • China is the fastest growing region in the plasma industry • • Full NAT mandate on plasma donations from 2020 will add +15.5 M plasma donations to be tested Viral testing (HAV, Parvo B19) and Emerging pathogens (HEV, Zika and Babesia) Source: Q1 2017 Internal Data. It does not include plasma collection Investor and Analyst Meeting 2019 l North Carolina 318

4. Shanghai RAAS: The Right Partner

Shanghai RAAS The Right Partner • • • 2nd company in plasma collection volume in China 41 plasma centers across 11 provinces 1993, Shanghai RAAS becomes licensee of New York Blood center’s S/D virus inactivation technology First company in China to adopt NAT testing, since 1995. NAT performed at three different times from the collection to the final product Shanghai RAAS and Grifols operations are truly complementary in China High potential for value creation CNBG 18% Others 26% • RAAS 14% Boya 7% CBPO 13% Shuyang 10% • Hualan 12% • Source: Company’s Annual Reports; Internal Analysis Investor and Analyst Meeting 2019 l North Carolina 320 8,622 tons of plasma collected in China in 2018

	RAAS	CBPO	CNBG	Hualan	Shanxi Kangbao	Yuanda Shuyang	Boya	Shuanglin	Weiguang	Nanyue	Da'an & Wellen
Human Albumin	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Freeze-dried Human Serum Albumin			✓								
IVIG	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Freeze-dried IVIG	✓		✓		✓		✓		✓		✓
IMIG	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Hepatitis B IG	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Lyophilized Hepatitis B IG			✓								
Intravenous Hepatitis B IG						✓					
Freeze-dried Intravenous Hepatitis B IG			✓								
Rabies IG	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Tetanus IG	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓
Histamine IG			✓			✓			✓		
Human Coagulation FVIII	✓	✓	✓	✓							
Fibrinogen	✓	✓	✓	✓			✓		✓		
Fibrin Sealant	✓			✓							
Human Prothrombin Complex	✓	✓	✓	✓							
Lyophilized Thrombin	✓			✓							
Total N Products	12	9	14	11	7	8	7	6	9	6	7

*CBPO: China Biologic Products, including Shandong Taibang and Guizhou Taibang, CNBG: China National Biotechnology Group, including Shanghai, Wuhan, Lanzhou, Guizhou (former Guizhou Zhongtai) Institutes and Rongsheng, RAAS: Shanghai RAAS, Tonrol, Zhengzhou RAAS and Zhejiang Haikang.

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321

5. Execution is Key: Creation of China Affairs Office

Grifols in China: 35+ Years of History



Dr. Victor Grífols Lucas on a commercial visit to China 1984

- **1983** – First import of Intramuscular Immunoglobulin
- **1984** – Start Human Albumin sales in China
- **1985** – China issues Article 49
- **1988** – CFDA approval for Human Albumin
- **1999** – Registration and import of DG Gel® Cards and IH instruments
- **2002** – Grifols initiates partnership with Liaoning Huiming
- **2010** – Establishment of Grifols Representative Office in China
- **2013** – Set up Grifols Pharmaceutical Consulting Co. Ltd.
- **2014** – Integration of Novartis Diagnostics
- **2016** – Set up Grifols Pharmaceutical Technology Shanghai Co. Ltd. and Beijing branch (2018)
- **Present** – +35 years albumin imports to China: Grifols achieves 15% MS

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China Affairs Office Grifols is Ready and Has Its Own Model to Ensure Success • • • Creation of the China Affairs Office Reporting to the Company’s CEO’s Global alignment and execution under ONE Grifols concept Collaborative and agile The right people with the right experience in China since 1983 Long-term focus • • • Investor and Analyst Meeting 2019 l North Carolina 324 Executive Team - HQ Affairs Office Unit 4 C hina Functional Unit 1 Functional Unit 2 Functional Unit 3 Functional Global Co-CEO’s

Grifols in China With the Right Partner • • Bring innovative therapies to the Chinese patients World-class medical education in chronic and rare diseases Grifols Engineering expertise in biopharmaceutical engineering and consultancy to develop best-in-class industrial facilities Vertical integration with our Grifols NAT systems and broader virus detection platform With Grifols’ partner, creation of a leading Industrial and Commercial platform, realizing the full potential of the Alliance and setting the ground for future expansion • • • Investor and Analyst Meeting 2019 l North Carolina 325

Key Takeaways China: Facing the Opportunity

Key Takeaways China: Facing the Opportunity • China as a driver of the worldwide healthcare expenditure with equal contribution to growth as the U.S. Strong healthcare fundamentals and continuous expansion of access to care China offers unparalleled opportunities across Bioscience and Diagnostic to become the next growth engine for Grifols Grifols has a long-term commitment to China Shanghai RAAS: the right partner Execution is the Key: Grifols is ready and has its own model to ensure success and capture the significant opportunity • • • • Investor and Analyst Meeting 2019 l North Carolina 327

Digital Innovation Focus on Optimization and Thoughtful Transformation Xavier Sueiras Chief IT Officer

Digital Innovation Core Pillars • • • • Digital Innovation is not new for Grifols With our new organization, Grifols is moving to the next level Digital optimization and transformation to boost business growth Our culture will drive our future Investor and Analyst Meeting 2019 l North Carolina 329

Digital Innovation Solid Foundation • • • Strong technology team Core skills and business knowledge High expertise in develop internal and external/commercial solutions • Experts on service transformation/organizations integration • Reliable background on digitalization projects execution • Powerful partnership ecosystem Boosting efficient, agile, and innovative 375 services and technology solutions for… 22,000+ users in 30 countries; 290+ donor centers; 13 manufacturing facilities; and more… Investor and Analyst Meeting 2019 l North Carolina 330

Digital Background 331 March’82 New business line introducing Computers and Software

Digital Innovation What Is the Difference Today? Multiple technologies that once combined allows exponential change CULTURE Block Chain, etc. Investor and Analyst Meeting 2019 l North Carolina 332 Big Data & Advanced Analytics Internet of Things Artificial Intelligence Robotics & Process Automation – and…

Digital Innovation Innovation Models USE EXISTING PRODUCTS AND ASSETS HOWV TO WVIN ADD INCREMENTAL PRODUCTS AND ASSETS DEVELOP NEW PRODUCTS AND ASSETS Investor and Analyst Meeting 2019 I North Carolina I 333 GRIFOLS

Digital Innovation Digital Business Transformation Approach play in and capture new sources of value Investor and Analyst Meeting 2019 l North Carolina 334 Mission Build digital capabilities to deliver better outcomes, explore new areas to Ambition • Improve customer/patient/donor/employee experience • Optimize operations efficiency/productivity • Add value to our products/services changing the go-to-market model • Unlock new value sources Roadmap

Digital Innovation Digital Board will Orchestrate the Grifols Digital Transformation • • • Define Grifols Digital Approach and Goals Prioritize digital initiatives based on DTTs input Ensure experience sharing and cross-collaboration Promote Digital Innovation Culture • • Recommend digital proposals within each area • Identify short term opportunities and full potential Organize discovery sessions Develop proposal and present to the Digital Board • • • Coordinate digital initiatives within their area Corporate Investor and Analyst Meeting 2019 l North Carolina 335 Digital Transformation Teams (DTTs) C ommercial Industrial Plasma R&D Quality Digital Board

Digital Innovation Digital Board will Orchestrate the Grifols Digital Transformation Digital Transformation Teams (DTTs) ommercial ndustrial Investor and Analyst Meeting 2019 l North Carolina 336 Focus on Process Optimization and Employee Experience Focus on Safety Focus on New Value Sources Focus on Donor Experience and Efficiencies Focus on Supply Chain Optimization and Operations Excellence Focus on Customer Centricity and Value Expansion C I Plasma R&D Quality C orporate

Digital Innovation Key Initiatives Currently 40 initiatives on-going Investor and Analyst Meeting 2019 l North Carolina 337

Digital Innovation Key Initiatives: Improve Customer/Patient/Donor/Employee Experience Improve Knowledge of Donors Digitalization to Improve Donor Experience Investor and Analyst Meeting 2019 l North Carolina 338

Digital Innovation Key Initiatives: Improve Customer/Patient/Donor/Employee Experience Personalized Interactions Investor and Analyst Meeting 2019 l North Carolina 339

Digital Innovation Key Initiatives: Optimize Operations Efficiency/Productivity Digitalization of Donor Centre Operations with Grifols Donation System • • • Donor Experience Operations Efficiencies Enterprise Digital Twin Investor and Analyst Meeting 2019 l North Carolina 340

Digital Innovation Key Initiatives: Optimize Operations Efficiency/Productivity Data Analytics and Machine Learning • • • • Supply Chain Optimization Manufacturing Process Optimization Connected Factory Predictive Maintenance Virtual and Augmented Reality Technology for: • • • Technical service remote assistance Employee Training Engineering Design Investor and Analyst Meeting 2019 l North Carolina 341

Digital Innovation Key Initiatives: Optimize Operations Efficiency/Productivity Robotic Process Automation, Smart Workflows, Character Recognition and Natural Language Tools • Automate routine tasks through existing interfaces (e.g., data extraction and cleaning) Integrate groups of tasks performed by humans & machines (e.g., calculating and applying allocations) Conversion of analog inputs into digital data (e.g., performing 2/3 way invoice matches) Create seamless interactions between humans & machines (e.g., chatbots for customer service) Digital Workplace for employees • • • • Blockchain technology discovery initiative with SAP Consortium Investor and Analyst Meeting 2019 l North Carolina 342

Digital Innovation Key Initiatives: Add Value to our Products/Services Changing the Go-to-Market Model Robust ecosystem including software, services and devices focused on Hospital needs • • • Improving security and quality Creating efficiencies (automation and data value) Integration and connectivity Investor and Analyst Meeting 2019 l North Carolina 343

Digital Innovation Key Initiatives: Add Value to our Products/Services Changing the Go-to-Market Model Middleware Platform for Blood and Plasma Screening in Laboratories • • Optimize Labs Operations Increase Quality Processes • • Increased Traceability Streamlined Results Management • User Satisfaction (easy to use - easy to train) Investor and Analyst Meeting 2019 l North Carolina 344

Digital Innovation Key Initiatives: Add Value to our Products/Services Changing the Go-to-Market Model Diagnostics Instruments: Connected devices and data analytics • Customer satisfaction and reliability • Reduce ownership cost • Field crew efficiency Investor and Analyst Meeting 2019 l North Carolina 345

Digital Innovation Key Initiatives: Add Value to our Products/Services Changing the Go-to-Market Model Japan Red Cross Analytics Services • Convert data into knowledge • • Improve testing outcomes and instruments performance Add value which help Grifols to differentiate and enhance relationships Investor and Analyst Meeting 2019 l North Carolina 346

Digital Innovation Key Initiatives: Unlock New Value Sources R&D drug and treatment discovery • Identification of new protein entities • Identification of new indications for our current products Investor and Analyst Meeting 2019 l North Carolina 347 Artificial Intelligence to evaluate both structured (clinical data) and non-structured information (manuscripts, patents, etc.)

Digital Innovation It is Not Only About Technology • Grifols Digital Day & Grifols Digital Talks • Collaboration space • Innovation space • Co-innovation programs Investor and Analyst Meeting 2019 l North Carolina 348

Key Takeaways

Digital Innovation Key Takeaways • • • • Digital Innovation is not new for Grifols With our new organization, Grifols is moving to the next level Digital optimization and transformation to boost business growth Our culture will drive our future Investor and Analyst Meeting 2019 l North Carolina 350

Financials Continuous Focus on Long-Term Growth Alfredo Arroyo Chief Financial Officer

A Compelling Investment

A Compelling Investment

Positioned to Support Long-Term Growth

- Global presence with a diversified revenue base and solid upward growth
- Demonstrated ability to successfully grow businesses both organically and through acquisitions
- Significant value creation through acquisitions
- Poised to increase its exposure to the fast-growing Chinese market
- Leading player in plasma-derivatives industry
- Vertically integrated business model

Grifols' revenue evolution


(EUR in millions)
CAGR: +9.5%
2,303
2,621
2,742
3,355
3,935
4,050
4,318
4,487
2011 (1)
2012
2013
2014
2015
2016
2017
2018

By division(2)


Hospital 3%
Bio Supplies 4%
Diagnostic 15%
Bioscience 78%

By region(2)


RoW 16%
EU 18%
US & Canada 66%

1. 2011 figures are pro forma for Talecris acquisition.
2.- Net revenue breakdown based on FY2018 reported figures

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 353

A Compelling Investment Positioned to Support Long-Term Growth through Innovation • • Grifols has been firmly committed to innovation since its foundation In 2018, Grifols intensified its net R+D+i investments by 15% at cc to EUR 291M1. This investment represents 6.5% of revenues More than EUR 1,350M invested in R+D+i over the last 5 years Grifols advocates an integrated R+D+i strategy that comprises both in-house initiatives and external projects in investee companies whose research complements its core business Grifols earned the distinction as one of the top 1,000 global firms that dedicate the most resources to R+D in “2018 Global Innovation 1000” by Strategy&, the consulting arm of PwC • • • 1. Taking into account net investments for both internal and external research initiatives Investor and Analyst Meeting 2019 l North Carolina 354

A Compelling Investment Positioned to Support Long-Term Growth through Global Expansion • • Strategically, Grifols seeks to strengthening its presence in China as a key global market Grifols’ first commercial operations in China began back in the 1980’s, and today it represents one of the major markets for Albumin The strategic alliance with Shanghai RAAS pursues to boost growth of its plasma-derived products and diagnostic solutions in China This agreement is an important step forward in Grifols’ sustainable growth and long-term strategy, generating value for all of its divisions • • Investor and Analyst Meeting 2019 l North Carolina 355

Financial Highlights for 2018

Results Performance Financial Highlights in 2018 Cash Flow • Strong operating sales growth driven by robust performance of Bioscience • Reported growth in all divisions and geographic regions • Substantial FX headwinds impacting top line (EUR 227 million) • Margins impacted by higher plasma costs as a result of both organic and inorganic efforts, to fulfill the continued demand for its plasma-derived therapies Record-high dividend payout of EUR 279 million Leverage management remains among the company’s top priorities • • Investor and Analyst Meeting 2019 l North Carolina 357 Net Operating EUR 962 million Adjusted Net Profit EUR 681 million EBITDA EUR 1.2 billion Operating Growth +9.2% Sales EUR 4.5 billion

Results Performance in 2018 - Bioscience Strong Sales Performance Driven by Volume and Price • • Robust sales of the main plasma proteins Solid demand for immunoglobulins in the U.S. and some EU markets, and alpha-1 antitrypsin sales remain strong in core markets Higher sales volume and positive pricing environment The renewal processes of certain licenses in China suffered delays in the last quarter of 2018, impacting sales growth and inventory +8.0% at cc • • 2017 2018 Investor and Analyst Meeting 2019 l North Carolina 358 3,355 2,742

Results Performance in 2018 - Diagnostic Performance Driven by NAT Technology and Blood Typing • Higher NAT solutions sales were primarily fueled by an increase in plasma donations and the growing use of the Zika-virus screening test (Procleix® Zika Virus) Strong sales for NAT solutions in Latin America, Poland and Indonesia, in addition to the U.S. Continued efforts in the Middle East The blood-typing line notably contributed to the overall performance, particularly in the U.S. and in core markets in Latin America, Europe, and Saudi Arabia +0.7% at cc • • • 2017 2018 Investor and Analyst Meeting 2019 l North Carolina 359 732 702

Results Performance in 2018 - Hospital Double-digit Growth Driven by Strong Performance in the U.S. • Sales of all business lines grew in 2018, especially the Pharmatech line in the U.S. market. A key strategic area for future growth including MedKeeper and Kiro Oncology products The division also reported higher IV solutions sales, especially the physiological saline solution manufactured in the Murcia (Spain) plant +16.0% at cc • 2017 2018 Investor and Analyst Meeting 2019 l North Carolina 360 120 106

Delivering on our ambitions in 2019 • • Strong organic growth in all geographic regions Bioscience: Robust sales growth; cost per liter of plasma stable driven by higher plasma collections; new product launches; and margins improvements Inventory build-up as a key pillar of strategic growth Diagnostic: Extended contracts with 6 top accounts. Maintaining market share Hospital: Focus on execution leveraging on the U.S. market Successful closing of strategic acquisitions, integration well on track Substantial progress in implementation of strategic initiatives Expected FX tailwind • • • • • • Investor and Analyst Meeting 2019 l North Carolina 361

FX Tailwind Backed on Natural Hedging Others 8% Others 4% EUR 16% EUR 17% Revenues Expenses US Dollar 75% US Dollar 80% Investor and Analyst Meeting 2019 l North Carolina 362 P&L Currency Exposure

Applying IFRS 16: Major Impacts

IFRS 16: Major Lessee Accounting Impacts on Balance Sheet and P&L 2% 33% 65% Investor and Analyst Meeting 2019 l North Carolina 364 • Single model for lease accounting by lessees • Recognition a right-of-use asset (ROU) representing its right of use the underlying asset throughout the lease term and a lease liability representing its obligation to make future lease payments • The ROU is measured at cost less accumulated depreciation • Impact in P/L due to change in the nature of expenses. Lease cost replaced by: depreciation of right of use assets and interest on lease liabilities • No impact on net cash flow. Shift form cash flows from operating activities to cash flows from financing activities • As per the financial covenant, no impact on leverage ratio Others Real Estate Donor Centers Leases Breakdown

IFRS 16: Major Lessee Accounting Impacts on Balance Sheet and P&L Investor and Analyst Meeting 2019 l North Carolina 365 1. FY2019 estimated based on 1Q 2019A. Ex-rate USD-EUR 1,15 March 31, 2019 ASSETS (right-of-use) EUR 690M DEBT (lease liability) EUR 711M Estimates for FY20191 (In EUR million) + Lease expense 56 = EBITDA 56 - Higher Depreciation -58 = EBIT +2 - Interest Expenses -30 Profit Before Taxes -28 Balance Sheet P&L

Plasma Economics

Plasma Economics The Paradigm of Balancing the Liter Revenue per Liter Others Gross margin (GM) Alpha-1 Factor VIII Albumin Cost of Goods Sold (COGS) IG % of plasma volume 43% 46% 100% Investor and Analyst Meeting 2019 l North Carolina 367 For illustrative purposes

Balancing the liter Maximizing the Grifols’ Gross Margin and Profit Revenue per Liter Strategy • Broad portfolio and optimizing pricing mix Others • Accelerate Alpha-1 growth Alpha-1 • Geographic expansion of pdFVIII Factor VIII Albumin • Accelerate R&D output to support business growth • New indications for existing proteins (AMBAR) • New plasma proteins Business development through collaboration and licensing agreements COGS IG • % of plasma volume 43% • Effective cost management 46% 100% Investor and Analyst Meeting 2019 l North Carolina 368 R&D and Comercial expansion

Capital Allocation

Capital Allocation Supports Growth Capital Discipline Focused on Creating Value Investor and Analyst Meeting 2019 l North Carolina 370 Dividends Acquisitions Investments Sources of Cash + Capital Structure Cash flow generation

Strong Cash Flow Generation High Conversion of EBITDA Into Cash Flow1,2 (EUR in millions) • Strong net cash flow from operating activities of EUR 962M, up from the average in 2014-2018 period 75% 80% 70% 60% 50% 40% 30% 20% 10% 0% 1,200 73% 72% 1,000 • Continued focus on cash flow from operating activities expansion driven by working capital management, operating performance and disciplined CAPEX 800 600 400 200 0 2015 2016 Cash conversion 2017 2018 Cash Flow (2) 1.-Cash flow conversion defined as (EBITDA – Capex – Change in Working Capital) / EBITDA 2.-Cash flow defined as EBITDA – Capex – Change in Working Capital Investor and Analyst Meeting 2019 l North Carolina 371 60% 688 888 873 874

Capital Structure Breakdown Debt to EV Ratio Enables Balance Sheet Flexibility. Deleveraging remains a priority (EUR in millions) 711 720 231 279 330 305 118 -11,232 Net dellt 1o 2019 tMJ!t.!t cap 10 201s Enll!rpri!slo! Vbl..e .,_payn'lt!nts CAPEX Dividl!lv:ls Od'le,-, Nl!t deb1 1Q 2018 EBITDA IIWI!Sirno WorkiCilf)ital IFRS16 Market cap source: Bloomberg at March 31, 2019 Investor and Analyst Meeting 2019 I North Carolina I 372 GRIFOLS

Evolution of Leverage Ratio Strategic Investments Lead Higher Leverage Ratio. Deleveraging Remains a Priority Strategic acquisition on Hospital (MedKeeper) and plasma (Kedrion, Biotest and Haema) • • • • • Rigel upfront payment; corporate transactions; Inventory build up; Temporary AR & AP impact Reverse advanced payment of $150m (-0.2x) Hologic Acquisition 4.8 4.6 4.6* 4.5 4.3 4.1 4.0 4.0 4.0 4.0 4.0 Biotest & Haema monetization 3.6 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 1Q2018 2Q2018 3Q2018 4Q2018 1Q2019 Target Leverage Ratio defined as Net Financial Debt to EBITDA excluding any IFRS 16 impact * 4.6x excludes payment of $150m Investor and Analyst Meeting 2019 l North Carolina 373 Continued focus on strong cash flow generation Leverage management remains among the company’s top priorities Our target leverage ratio is below 4.0

CAPEX Continues to Support Long-Term Growth Allocating EUR 1,400M over 2018-2022 support growth initiatives Investor and Analyst Meeting 2019 l North Carolina 374 (EUR in millions) TOTAL INVESTMENT: EUR +1bn 300 200 100 0 2015201620172018 CAPEX • Significant investments to and innovation • Continued emphasis on execution and capital allocation efficacy and return 266268271252

R&D Continues to Support Long-Term Growth Integrated Approach Commitment to an growth and profitability collaborations: leveraging Investor and Analyst Meeting 2019 l North Carolina 375 (EUR in millions) TOTAL INVESTMENT: EUR +1.1bn 311 274295 291 2015201620172018 R&D In-houseR&D External • R&D drives long-term • Includes strategic internal and external expertise 56 77 281 10 56 255 218 218

Strategic Investment to Secure Growth Haema and Biotest Transactions • To monetize recent acquisitions since there are still significant 3rd party supply agreements in place To strength the financial position while reducing financial leverage • • Same price, terms and conditions existing at the time of Grifols acquisition (June 8 and August 2018) Call option to re-acquire exclusively and irrevocably at any time and at original acquisition price Current plasma agreements remain in place, extended to 30 years • • Investor and Analyst Meeting 2019 l North Carolina 376 Key terms Rationale

Strategic Investment to Secure Growth Haema and Biotest Transactions • Transaction that results in change of ownership interest while retaining control Call Option >> potential voting rights >> control >> consolidation Full consolidation (P&L and BS) reversed in minorities • • • Covers all the existing key management services provided by Group companies Term in line with Plasma Supply Agreement at 30 years • Investor and Analyst Meeting 2019 l North Carolina 377 Business Management Agreement Accounting treatment

Grifols Next Growth Engine

Strategic Alliance with Shanghai RAAS (SRAAS) in China

Key Transaction(*) Terms

- Grifols will contribute 45% economic rights in Grifols Diagnostic Solutions (GDS) Group into SRAAS and 40% voting rights in GDS
- In exchange, Grifols will acquire 26.2% stake in SRAAS (voting and economic rights);
- **Grifols' protections as shareholder include:**
  - Grifols will have the right to appoint 2 non-independent directors, out of 6 non-independent directors and 3 independent directors existing in SRAAS in total at the board of directors;
  - SRAAS articles of association will include 75% reinforced quorum to issue shares, disposal of material assets, mergers and modify the articles of associations (Grifols having veto on all these);
  - Grifols will have a right of first refusal upon sale of shares of Creat and pre-emption rights on issuance of new shares in SRAAS, to avoid dilution

** Transaction completion subject to regulatory approvals from China and U.S. authorities The transaction is not expected to close before 4Q 2019*

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 378

Grifols Next Growth Engine

Strategic Alliance with Shanghai RAAS (SRAAS) in China

Key Transaction(*) Terms

- Grifols and SRAAS will enter into an **exclusive Strategic Alliance Agreement** whereby:
  - Grifols and SRAAS shall enter into a Quality Agreement to set up high International quality standards;
  - To appoint a quality person and manufacturing person to follow compliance with such agreed quality agreement;
  - SRAAS become the exclusive distributor of Grifols in China;
  - In exchange of royalties to be agreed upon, Grifols shall provide technology owned or controlled by Grifols to SRAAS for use in China;
  - Grifols shall provide engineering services to SRAAS in exchange of fees to be agreed upon; and
  - SRAAS commits to use GDS NAT technology in its plasma collection business

** Transaction completion subject to regulatory approvals from China and U.S. authorities The transaction is not expected to close before 4Q 2019*

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 379

Grifols Next Growth Engine

Strategic Alliance with Shanghai RAAS (SRAAS) in China

Key Transaction[(*)] Terms	
	• Shanghai RAAS will have the right to appoint 1 director at GDS and will have similar antidilution protections as Grifols in SRAAS; • Creat will be prevented from selling its stake in SRAAS to a competitor of Grifols and Grifols will be prevented from selling its stake in GDS to any Chinese entity
Accounting treatment	• **Grifols will fully consolidate GDS Group**, adjusting the 45% of GDS as a minority; • **Grifols will include the 26.2% of SRAAS net profit at EBITDA level**

** Transaction completion subject to regulatory approvals from China and U.S. authorities The transaction is not expected to close before 4Q 2019*

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 380

Return to Shareholders Sharing success with shareholders the last 5 years Investor and Analyst Meeting 2019 l North Carolina 381 (EUR per share) •CA. GR: 20142015201620172018 DPSDPS relates to non-recurring items • Strong earnings profile • Accumulated annual dividend up by 6.3% over • More than EUR 1,000M returned to shareholders over the last 5 years • Pay-out ratio 40% of reported consolidated profits 0.34 0.35 0.32 0.31 0.27 6.3% 0.04

Key Takeaways

Key Takeaways Continuous Focus on Long-Term Growth • • • Continued support to fund long-term growth Steady focus on business fundamentals and global expansion Capital allocation efficient and focused on strategic opportunities, industrial and plasma capacity needs and R&D initiatives Working capital management to optimize growth while maximizing cash flow generation Expected gradual reduction of leverage ratio to c.4.5x by 2019; while target is set to below 4.0x. Company is very mindful of its leverage – remains a key priority Shanghai RAAS: the right partner and agreement into the fastest-growing market to create long-term value Constant shareholders reward through 40% pay-out • • • • Investor and Analyst Meeting 2019 l North Carolina 383

Grifols: a Socially Responsible Company Within Grifols’ DNA Since Our Origins Teresa Rioné VP, Corporate Communications

Grifols: A Socially Responsible Company “The right to live in society entails the duty to work to improve it.” Josep Antoni Grífols i Roig, 1976 Investor and Analyst Meeting 2019 l North Carolina 385

Grifols: A Socially Responsible Company Investor and Analyst Meeting 2019 I North Carolina I 386 GRIFOLS

Grifols: A Socially Responsible Company “At Grifols, we believe in responsible management to generate social, economic and environmental value.” Raimon Grífols Roura Víctor Grífols Deu 2018 Investor and Analyst Meeting 2019 l North Carolina 387

Grifols: A Socially Responsible Company Our mission is to improve the health and well-being of patients around the world We strive to be a global leader in our markets and a constant industry reference for innovation, quality and safety Investor and Analyst Meeting 2019 l North Carolina 388 VISION MISSION

Grifols: A Socially Responsible Company Donors and Patients at the Heart of Grifols’ Business Model Investor and Analyst Meeting 2019 l North Carolina 389 Corporate Social Responsibility is part of the Grifols’ Business Model

Corporate Key Areas Social Responsibility Investor and Analyst Meeting 2019 l North Carolina 390 Employees Social Environment Governance

Corporate Social Responsibility Investor and Analyst Meeting 2019 l North Carolina 391 Employees Social Environment Governance

Corporate Social Responsibility Key Principles • • Board Composition Board Independence High Governance Standards • Annual Corporate Governance Report Annual Report on Remuneration Interactions with healthcare professionals and organizartions • Ethical Code and Best Practices Grifols Ethics Helpline Ethics & Integrity Transparency • • • Investor and Analyst Meeting 2019 l North Carolina 392

Corporate Governance High Governance Standards: Composition of Board of Directors Diverse and well-balanced Board: • Even distribution by number of years on Board (31% 1-3 years, 38% 4-10 years, 31% +10 years) • 31% of Board members are women • Board members represented in all age groups (39% aged <55, 46% aged 55-65, 15% aged >65) • Diverse professional experience and career paths (financial, healthcare, research, law) Investor and Analyst Meeting 2019 l North Carolina 393

Corporate Governance High Governance Standards: Independence Committees Differentiated roles of President and CEOs Independent President Lead Independent Director Non-Executive only 85% Non-Executive 2 out of 3 Independent >50% Independent Investor and Analyst Meeting 2019 l North Carolina 394 Board of Directors’ Boards of Directors

Corporate Governance Transparency: Our Commitments Beyond Compliance EU countries The United States • Sunshine Act • All relevant country-specific transparency standards • Practices voluntarily adopted 2019 Plans: • New Transparency Training Program (Employees) • EFPIA Disclosure Code • MedTech Europe - Code of Business Practice • Quarterly sub-certification process • Grifols Global Compliance Program Investor and Analyst Meeting 2019 l North Carolina 395 Interactions with Healthcare Professionals and Organizations

Corporate Governance Ethics & Integrity: Robust Corporate Policies Privacy & Data Protection Directors’ Remuneration Tax Compliance Communication with Financial Markets Risk Control & Management Diversity & Equality Investor and Analyst Meeting 2019 l North Carolina 396 Crime Prevention Anti-Corruption Code of Conduct Code of Ethics

Corporate Governance Ethics & Integrity: Our Commitments Beyond Legal Compliance Anticorruption • Ensures Grifols complies with all applicable anticorruption laws, rules and regulations • Employees are trained in anticorruption practices • Exhaustive screening • Due Diligence • Grifols Ethics Helpline to confidentially raise concerns of non-compliance or misconduct • Ethical standards and monitoring • Applies best practices within the organization • Strict and immediate response to possible violations Investor and Analyst Meeting 2019 l North Carolina 397 Third Party Management Practices Employee Training and Helpline Compliance Function

Corporate Social Responsibility Investor and Analyst Meeting 2019 l North Carolina 398 Employees Social Environment Governance

Employees Diversity, Inclusion, Equal Opportunities and Non-Discrimination GRIFOLS' TALENT POOL AT A GLANCE IN 2018 TOTAL TALENT POOL 21,230 +16% TALENT& DIVERSITY WOMEN 59% MEN 41% PERMANENT CONTRACTS 98.3% AGE 30-SOYEARS 51.7% WORK FULL TIME 93.8% EQUAL OPPORTUNITY 00 GRIFOLS MAKES NO DISTINCTION BETWEEN MEN AND WOMEN WOMEN/ PERM.CONTRACTS 98.7% WOMEN/ FULL TIME 92.4% WOMEN/ PROFESSIONALS WOMEN/ MANAGEMENT WOMEN/ TOP MANAGEMENT 1,379 590 172 .................. .................. .................. +37% +25% +24% .................. .................. Grifols has reduced the gender pay gap, which is below international benchmarks in all professional categories I 399 GRIFOLS Investor and Analyst Meeting 2019 I North Carolina

Employees Talent Attraction and Retention Strong Corporate Values Competitive Remuneration package Employees Career Development Opportunities Continuous Training and Development Annual and Systematic Performance review Investor and Analyst Meeting 2019 l North Carolina 400

Employees Talent Development Continuous Training and Development • Leadership Development • Executive Education Programs (ESADE, Georgetown) • Ongoing Professional Development • Grifols Academy Programs Onboarding Programs • Investor and Analyst Meeting 2019 l North Carolina 401 138 hours Training per employee in 2018 2.5 million hours Total training in 2018

Employees Talent Development THE GRIFOLS ACADEMY PROFESSIONAL DEVELOPMENT THE GRIFOLS ACADEMY PLASMAPHERESIS THE GRIFOLS ACADEMY TRANSFUSION MEDICINE • Training and professionaldevelopment for Grifols employees. • Offersadvancedtraining onallplasmapheresis procedures;collection, analysis and control of plasma; manufacture of plasma-derived medicines and other ethical and quality issues framed within the area of human health. • Offers educational programs on transfusion medicire to global professionals. •Aimed at strengthening specific competencies and fostering Grifols' corporate culture. • Desigred to enhance patient care by contributing to the advancement of kn<Mtledge in this field. • Programs fall into three core areas: scientific-technical knowledge, skills development and leadership competencies. • AII<Mts the company to transmitits knowledge,standardize procedures and increase employee engagemenwhile fostering its corporate culture in Grifols' U.S.·based facilities. Investor and Analyst Meeting 2019 I North Carolina I 402 GRIFOLS

Corporate Social Responsibility Investor and Analyst Meeting 2019 l North Carolina 403 Employees Social Environment Governance

Environment Recognized for our Sustainability Initiatives Carbon Disclosure Project Businesses leading on Managing Climate Change (level B) FTSE4Good Index Companies that meet globally recognized Corporate Responsibility Standards ISO 14001 Certified International Standards for Effective Environmental Management LEED Clayton Plant recognition for its sustainable design in two new buildings Investor and Analyst Meeting 2019 l North Carolina 404

Environment

Environmental Management

ENVIRONMENTAL POLICY

Defines the company-wide principles and commitments common to the entire company aimed at monitoring and improving Grifols' environmental impact.

ENERGY POLICY

Defines the company-wide principles to the entire company to optimize its energy resources.

CORPORATE ENVIRONMENT MANUAL

Reference manual applicable to all ISO-14001-certified manufacturing facilities or in process. It serves as a reference manual for the company's environmental performance.

ENVIRONMENTAL PROGRAM

Defines the specific action lines for each business area. The 2017-2019 Environmental Program is currently in force.

ENVIRONMENTAL COMMITTEES

Monitor the environmental management system of all Grifols' companies. Among other functions, they monitor the progress of environmental objectives, review of follow-up indicators, application of corrective measures and compliance with current legislation and identification of opportunities for improvement.

18 million euros allocated to environmental initiatives in 2018

GRIFOLS
Investor and Analyst Meeting 2019 I North Carolina | 405

Environment Our Commitments – Key Achievements in 2019 2019 “ZERO WASTE TO LANDFILL” GOLD CERTIFICATION • • • Zero Waste Policy in place Over 99% waste recovery Only 5% of incineration with energy recovery Clayton Facilities Investor and Analyst Meeting 2019 l North Carolina 406

Environment Our Commitments Directive (EU) 2018/2001 On the promotion of the use of energy from renewable sources 2030 target: 32% of energy sources must be renewable in the EU We are already investing in renewable energy sources: • A new onsite photovoltaic generation plant in Murcia (Spain) • Establishing PPAs (Power Purchase Agreement) in order to gradually shift towards green energy. Grifols is committed to continue investing in environmental sustainability beyond the international regulatory requirements Investor and Analyst Meeting 2019 l North Carolina 407

Corporate Social Responsibility Investor and Analyst Meeting 2019 l North Carolina 408 Employees Social Environment Governance

Social Transparency Local Communities Plasma Donor Centers Patient Organizations Research Foundations Special Projects 33.3 million euros allocated to social initiatives in 2018 Investor and Analyst Meeting 2019 l North Carolina 409

Social

Our Commitments with Patients

Educational Programs

For patients and their families

- **U.S.** Patient Community **Open Houses**
- **ES** Alpha-1 antitripsin deficiency **Organization awareness** trekking experience

Support and Patient Care

ALFACARE, a patient-assistance program for patients with alpha-1 antitrypsin deficiency in Spain

- Personalized Support (emotional, psychological)
- Complements Standard Care

Similar programs have been rolled out in other countries (US, DE, CA)

Access to Treatment

U.S. PatientCare Program for Patients with Hemophilia or Primary Immunodeficiency (since 2006)

25 million International Units of **Clotting factor** donated to **WFH Humanitarian Aid Program** in 2018

- Treatment for **6,000 patients** per year until 2021

GRIFOLS

Investor and Analyst Meeting 2019 I North Carolina | 410

Social Our Commitments with Plasma Donors and Local Communities • Compensation for Donors’ time and commitment Same Remuneration for All Donors (no age, weight or gender distinction) • • • Complete Health Screening Plasma Possibilities Program (waiving fee for Charity Organizations) – since 2017 Investor and Analyst Meeting 2019 l North Carolina 411 3,000 community activities in 2018 Facts & Figures Plasma Donors - Recognition Local Communities - Activities

Social Awards Research Awareness Grifols has a long-standing commitment to the scientific community and promotes awards in research related to our core business areas Martín Villar Haemostasis Awards SPIN, Scientific Progress Immunoglobulins In Neurology Award Grifols supports education and access to treatment in developing countries ALTA, Alpha-1-antitrypsin Laurell's Training Award Albus, Albumin Awards Program • • • Outreach diagnosis Improve education Facilitate access to treatment GATRA*, Grifols Antithrombin Research Awards * There were no GATRA granted in 2018 Investor and Analyst Meeting 2019 l North Carolina 412

Social Foundations The Foundation pays tribute to the memory of Dr. José Antonio Grifols Lucas, who developed the plasmapheresis technique, and recognizes the indispensable value of the donors. José Antonio Grifols Lucas Foundation contributes to the communities where Grifols operates its plasma donation centers through health, wellbeing and educational programs. Investor and Analyst Meeting 2019 l North Carolina 413

Social Foundations The Víctor Grífols i Lucas Foundation was established in 1998 to spark cross-disciplinary debate on bioethics. The Foundation seeks to foster ethical attitudes and create new ideas and insights in organizations, companies and professionals in the field of human health. Main activities include conferences, seminars and courses as forums to exchange different perspectives. Investor and Analyst Meeting 2019 l North Carolina 414

Social Foundations Fundación Probitas was created in 2008 to leverage Grifols’ expertise in the healthcare field and contribute to enhancing medical care in areas with limited resources. Probitas combines in-house programs and external collaborations with NGOs in the humanitarian sector (Spanish Red Cross, Save the Children, World Food Program). 0.7% of Grifols corporate profits go to support this private foundation. Investor and Analyst Meeting 2019 l North Carolina 415 PCI International Partnership Program SIT Health Innovation and Therapies RAI Child Nutrition Support Program GLI Global Laboratory Initiative

Social Foundations EBOLA PROJECT Anti-Ebola IVIG • Collaborative effort among Grifols, Probitas, and Liberian scientists at the National Public Health Institute of Liberia to obtain plasma from Ebola survivors to produce anti-Ebola immunoglobulin. Grifols built a first-of-its-kind modular plasma donation center in Monrovia, Liberia. • Investor and Analyst Meeting 2019 l North Carolina 416 +

Corporate Social Responsibility Within Grifols’ DNA since our origins 22 YEARS OF GRIFOLS MUSEUM Heritage 21 YEARS OF VÍCTOR GRIFOLS I LUCAS FOUNDATION Ethics 10 YEARS OF JOSÉ ANTONIO GRIFOLS I LUCAS FOUNDATION Donors 10 YEARS OF PROBITAS FOUNDATION Social Investor and Analyst Meeting 2019 l North Carolina 417

Executing a New Chapter Growth and Success of Continued Víctor Grífols Deu Co-CEO

Executing a New Chapter of Continued Growth and Success OVER THE PAST TWO YEARS, EVERY DECISION HAS BEEN A BUILDING BLOCK THAT HAS PAVED OUR WAY INTO THE FUTURE... …WE BELIEVE EVERYTHING IS NOW IN PLACE, NOW IS A MATTER OF RIGHT EXECUTION… …TO ENSURE OUR CONTINUED GROWTH & SUCCESS Key priorities moving forward Corporate Focus areas Organization Talent Business expansion Business Investor and Analyst Meeting 2019 l North Carolina 419

Business Evolution – Bioscience *(LTM, at CC)*[1]

Bioscience Diagnostic Hospital Group


Engineering and manufacturing
- Production capacity increase: +19M L by 2022 (fractionation and purification)
Sourcing
- Double down in plasma: volume expansion and geo. diversification
- Cost and efficiency improvements
- Vertical integration (IV)
Innovation
- New products (e.g. Liquid Alpha-1, fibrin, thrombin, alpha-1 test)
Commercialization
- Geographic expansion (India,…)
- Complementary products (e.g. Rigel)
Business (revenue)
EBITDA
119
109
100
Dec. 16
Dec. 17
Dec.18
Mar. 19
CAGR
7.6%
3,661M€
3.7%
1,118M€ (30.5%)
of revenue

Current actions with future impact

2019 …

- **China**
- **PPR Therapies: AMBAR, Liver,…**
- **New indications and proteins** (e.g. GigaGen, Alkahest)
- **Broaden portfolio of complementary products**
- **Continuous liter optimization**
- **Continuous capacity increase: Plasma volume/ Production**

1. Reported figures. Excluding plasma sales to 3rd parties

GRIFOLS Investor and Analyst Meeting 2019 I North Carolina | 420

Business Evolution – Diagnostic *(LTM, at CC)[1]*

Bioscience | **Diagnostic** | Hospital | Group


EBITDA
CAGR
201
106
100
Hologic acquisition
Engineering and manufacturing
- NAT Vertical integration
- New facilities Emeryville, San Diego & Brazil
- BTS production Expansion (US)
34.8%
248M€
(34.9%)
Of sales
Innovation
- NAT reagents/ instruments automation
- Eflexis®
Commercialization
- Blood typing US/Europe (Eflexis®)
- Hemostasis
Business (revenues)
2.7%
710M€
Dec. 16
Dec. 17
Dec.18
Mar. 19

Current actions with future impact


2019
...
NAT: grow plasma business
China and rest of Asia
Blood typing geo. expansion
Operational optimization (e.g. technical service)
Innovation (e.g. Singulex)

GRIFOLS

1. Reported figures

Investor and Analyst Meeting 2019 I North Carolina | 421

Business Evolution – Hospital Bioscience Diagnostic Hospital Group (LTM, at CC)1 Current actions with future impact 2019 Engineering and manufacturing CAGR 9.3% 123 … 123M€ 111 4.7% 2M€ 1.9%) 100 venues in U.S. and solutions customer n Dec.18 Dec. 16 Dec. 17 Mar. 19 1. Reported figures Investor and Analyst Meeting 2019 l North Carolina 422 Best-in class: Rapid product testing & prototyping Build products alongside with (e.g. IV compounding) Focus in Compounding Rx Increase vertical integration: AC - Capacity optimization: US/Spain Balance - (-of re Innovation - Kiro Robotics -MedKeeper -InclusIV Commercialization -Spain & LATAM consolidatio -US growth

Business Evolution – Group Bioscience Diagnostic HospitalGroup (LTM, at CC)1 Current actions with future impact 2019 CAGR 6.7% 116 … 4,549M€ 113 5.3% 7M€ .2%) nues - Vertical integration Diagnostic 100 - Business optimization n, procurement) Eflexis® - New line of Dec. 16 Dec. 17 Dec.18 Mar. 19 1. Reported figures. Excluding plasma sales to 3rd parties Investor and Analyst Meeting 2019 l North Carolina 423 Digitalization China Leading in innovation (PPR Therapies) Continuous capacity leadership Bioscience - Double down in plasma: volume expansion and geo. diversification - Capacity expansion 1,23 (27 of reve Hospital - Focus in Compounding RxTransversal - Talent - Vertical integrationBio Supplies-One Grifols - Blood typing: U.S. +(e.g. Supply chai growth

Investor and Analyst Meeting North Carolina June 5-6, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: June 5, 2019